P.E. 1/31/02

FORM 6-K

02014530

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2002

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

100 Queen Street

Melbourne Victoria 3000

Australia

(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 17 January 2002

ANZ celebrates first anniversary in East Timor

ANZ will celebrate its first anniversary in East Timor this month, which completes a rewarding year that has outstripped expectations.

ANZ established its East Timor operations in January 2001 and the branch now has over 5,000 accounts and employs 30 staff, 26 of which are East Timorese who have worked hard in a difficult environment. They are now preparing themselves to take on the more senior roles of running the bank over time.

Mr Chris Durman, General Manager East Timor Branch, cites acceptance of the bank into the day-to-day lives of the East Timorese as a key to the success of the branch over the last year.

"In fact, the East Timor branch is the highest credit card 'cash out' point for ANZ outside of Australia and New Zealand," said Mr Durman. "Also, until the branch opened there was little traffic in international telegraphic transfers to and from East Timor and cash was king. This has now changed."

Mr Bob Lyon, Managing Director ANZ Pacific, is satisfied with our progress in East Timor. "We are not only providing a wide range of banking services in these countries, but also contributing to local development," he said.

"ANZ is a responsible corporate citizen and a significant force not only in our countries of origin but throughout the Asia-Pacific region as well."

"ANZ East Timor is proud to have worked with the community, including support for local tennis and in a number of other projects including reading materials for children, donations of computers, providing language classes for our staff and supporting local families," said Mr Durman.

The branch consists of retail and commercial banking facilities with large-scale support for the bulk payments area.

East Timor is one of ten countries ANZ is located in across the Pacific region, with a presence in American Samoa, Cook Islands, Fiji, Kiribati, Papua New Guinea, Samoa, Solomon Islands, Tonga and Vanuatu. In East Timor ANZ holds a leading market position.

"We are proud of this commitment and are focussed on growing and investing in the local community and the Pacific region," said Mr Durman.

The Australia and New Zealand Banking Group Limited (ANZ) is a world-leading international banking and financial services organisation with around 22,500 people employed in 29 countries around the world. ANZ has assets in excess of AUD$185 billion and key businesses across Personal Financial Services, Corporate Financial Services and International.

For media enquiries, contact:
Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Background Information

The banking system in East Timor

During the past year a number of enhancements to the management of cash and banking have taken place in East Timor. These include:

- The opening of East Timor's second commercial bank
- The implementation of the inter-bank agreement which means that customers of either commercial bank is able to deposit cheques drawn on either BNU or ANZ East Timor accounts
- The dollarisation introduced by the Central Payments Office, resulting in a more consistent and thrifty monetary system
- The implementation of an electronic banking system by ANZ Bank in East Timor enabling various credit and debit cards to be used at the ANZ Bank automatic telling machines
- Enhanced support of power supply to the Hello Mister and ANZ Bank building sites to support the automatic telling machines during short power outages
- Introduction of an electronic funds transfer system where Visa & MasterCard clients, along with ANZ East Timor debit Card holders, may pay for purchases by using their bank issued cards instead of carrying cash
- Enhanced funds transfer system internationally, increasing the speed of delivery of telegraphic transfers into and from East Timor.

How ANZ East Timor began

Mr Chris Durman, General Manager East Timor Branch, first came to East Timor in the early part of 2000, shortly after the United Nations arrived.

"My task was to analyse the market and assess what would be needed to introduce ANZ to East Timor," said Mr Durman.

Together with a project team, he spoke to many of East Timor's leaders and after seeing that there was potential for East Timor to quickly rebuild, believed that the ANZ Bank could be of great help to the country.

"After the ANZ Board approved our proposal, I moved to Dili and working from a single room, designed the building, staffing and training of our people. The process was not terribly difficult in the beginning as we were totally committed to the project right from the start," he said.

"We have seen a number of businesses try to run their operations from Darwin or other countries which I don't believe is possible to do effectively. There are local issues to contend with - the familiarity of the market and the respect that we all need to have for our new country," he said.

Of issues that have come up over the past year Mr Durman adds, "the start up phase was relatively easy compared to when we had actually opened the door for business. Our customers have an expectation, borne out of the ANZ branding, which we have replicated in East Timor. What we don't have is a banking system that is linked to anywhere else in the world."

As to other businesses starting up in East Timor Mr Durman says, "Like any business, you must start small, and then grow. Do not expect the opportunities to arise just because you are in a unique environment. Working hard to please your customers, investing your profits back into your business and showing true leadership to your people are the key areas."

Mr Durman says that his work with the community and the real belief that East Timor will again be a strong and innovative nation inspires his teams.

"We have excellent leaders here. We have innovation in our enterprises and we have a tenacity that has earned the respect of the world. I look forward to our next twelve months; indeed, I look forward to our future overall.

"Our independence celebrations will be upon us soon. Small business has a responsibility to be a part of this and already a number of committees have been formed to take part of this," said Mr Durman.

ANZ Bank East Timor details

Principal Legal Entities

- Australia & New Zealand Banking Group Limited

Office Location

- 17-19 Rua Maria Marques, Dili, East Timor
- 2 ATMs – One at the Branch, a second at a large local supermarket, Hello Mister
- EFTPOS network launched in June 2001

Nature of Business

- Financial Services
- Retail Banking Services
- Treasury Operations
- Trade Finance Services

Banking Hours

- 9:30 to 3:30pm Monday to Friday*

*excluding Public Holidays

Office Hours

- 8:00am to 5:00pm Monday to Friday (excl. Public Holidays)

East Timor Public Holidays

Gazetted for 2002

Date	Day	Holiday
January 1st	Tuesday	New Year's Day
March 29th	Friday	Good Friday
May 1st	Wednesday	Labor Day
May 20th	Monday	Independence Day
August 15th	Thursday	Assumption Day
August 30th	Friday	Constitution Day
September 20th	Friday	Liberation Day
November 1st	Friday	All Saints' Day
November 12th	Tuesday	Santa Cruz Massacre
December 8th	Sunday	Immaculate Conception
December 25th	Wednesday	Christmas Day

Note that some dates may be subject to change, and you should check with the Bank staff if there is any doubt.

Time Zone Information

Place	Local Time	Local Time	Local Time
East Timor	6.00 am	9.00 am	2.00 pm
Suva	9.00 am	12.00 noon	5.00 pm
Wellington	9.00 am	12.00 noon	5.00 pm
Melbourne	7.00 am	10.00 noon	3.00 pm
Tokyo	6.00 am	9.00 am	2.00 pm
London	9.00 pm*	12.00 midnight	5.00 am
New York	4.00 pm*	7.00 pm*	12.00 midnight
Los Angeles	1.00 pm*	4.00 pm*	9.00 pm*

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: (date) 2002

ANZ launches interactive farm planners for (town/region) farmers

ANZ today announced the launch of its interactive Farm Budget Planners which will help (town/region) farmers manage debt and run their operations more profitably.

The Farm Budget Planners were designed in response to the growing need among farmers for specialist information on running their businesses and borrowing money and aim to make planning faster and easier.

"This is good news for ANZ customers in (insert town/region name)," said (insert name of regional branch manager). It is also a great demonstration of ANZ's specialist skills in the rural sector," s/he said.

"ANZ has been operating in (town/region) for the past (insert number) years and we are proud to be able to offer this new service to our rural customers," said (Mr/s surname).

"The planners are easy to use and available free online via www.anz.com (or www.anz.co.nz) and in our branch.

"They perform a variety of functions to assist farm management and will help farmers plan for the future," said (Mr/s surname). "They are real hands-on tools that will help bridge the common ground between farmers and their ANZ managers."

"They let you examine the impact of 'what if' scenarios, such as expanding your business or taking on new employees and can assist in risk management by analysing data based on seasonal factors and market conditions," (s/he) said.

"The benefit of this is that farmers can spend more time on the land and less time on bookkeeping and finances."

Eight Farm Budget Planners comprise the initiative and they have been developed specifically for the major commodity groups: Beef, Beef/Sheep, Dairy, Cotton, Crop/Grain, Mixed Enterprise, Sugar and Wool. It also includes two general conversion calculators: area conversion and field conversion.

The Planners can be used to:
- Provide a simple annualised budget based on farm production and other related inputs
- Provide an estimate of repayments on a new loan
- Analyse a current operation
- Identify trends
- Generate useful ratios and benchmarking to help identify issues
- Provide supporting information
- Analyse past performance, plan next season or run various scenarios
- Analyse, plan and manage risk more effectively

For more information about the Farm Budget Planners visit the ANZ website or visit the branch.

ANZ (branch) is located at (address) and operates (insert days and hours of operation).

For media enquiries, contact:

Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

ING

MEDIA RELEASE

For release: Thursday, January 17 2002

ING and ANZ Enter Exclusive Negotiations to Form Funds Management and Life Insurance Joint Venture

ING today announced that it has signed a Memorandum of Understanding with ANZ, one of Australia's major banks, with a view to establishing a joint venture in funds management and life insurance in Australia and New Zealand.

The terms of the Memorandum of Understanding are commercially confidential. The proposed joint venture is subject to due diligence, legal documentation and necessary regulatory approvals.

The proposed joint venture, to be known as ING Australia Limited, would be owned 51% by ING and 49% by ANZ, with both parties having an equal say in strategic decisions.

ING Australia's Managing Director, Mr John Wylie, said that the joint venture would build on ING's strong market position and create a top four retail fund manager in Australia with distinct market strengths.

"The joint venture is a very exciting opportunity. It would leverage the complementary strengths of both businesses: ING's extensive product range, access to global investment capability, and expertise in joint ventures and multi-channel distribution, especially professional adviser networks; together with ANZ's extensive, quality customer base and bank distribution capability," Mr Wylie said.

"The greater scale would enable expanded investment in service and market initiatives, including support for our adviser networks. As we move through this process ING is committed to maintaining business as usual for customers, advisers and staff."

The joint venture would include the bulk of ANZ's funds management and life insurance operations. It would also include all of ING's funds management and life insurance operations, and most of its distribution operations.

The joint venture would manufacture, market and service products under the ING brand for distribution through professional adviser networks and under the ANZ brand for distribution through ANZ bank channels.

(MORE)

The joint venture would not include ING's existing general insurance interests (QBE Mercantile Mutual) and related distribution operations, ING Bank's retail and wholesale operations (including ING Direct), and ING Barings.

ING Real Estate and ING Investment Management are also not included in the joint venture. It is intended that ING Investment Management would provide investment management services to the joint venture, using its successful investment process. ING Investment Management would acquire ANZ's asset management business in Australia.

ING Group Executive Board member Mr Fred Hubbell, Chairman of the Executive Committee ING Asia/Pacific, considers the proposed joint venture an important step forward in Australia.

"This Australian joint venture would be perfectly in line with the overall Group strategy to expand our distribution capability and leverage our broad product skills and global strengths, particularly in asset management", Mr Hubbell said.

ING expects to be able to make a full announcement regarding the joint venture in March and does not intend to make any further statements until then.

Press enquiries:

Stephen Sinclair, ING Australia, tel. +61 2 9234 8468 or +61 2 258 261 (mobile)

For further information please refer to:

- www.ing.com
- www.ing.com.au

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Telephone 03 9273 6190
Facsimile 03 9273 4899
www.anz.com

For release: 11:30 am Monday, 7 January 2002

Newspaper job advertisements up 2.2% in December

The number of job advertisements in major metropolitan newspapers rose by 2.2% in December 2001 to an average of 19,370 (seasonally adjusted).

This is the largest increase since January last year, and follows consecutive declines of 1.6% in September, 2.2% in October and 0.8% in November. Compared with December 2000, the level of job advertising was down by 17.9%.

Last month's increase was, however, not sufficient to arrest the underlying downward trend in newspaper job advertising which resumed in September after a brief interruption in July and August. In trend terms, the number of newspaper job advertisements fell by 0.3% in December, after a 0.5% decline in November (revised from 0.7%), to be 18.3% lower than in December 2000. This was, however, the smallest year-on-year decline in trend terms since October 2000.

The number of job advertisements on internet sites monitored by ANZ fell by 21.3% in December, following a 7.6% decline in November (the internet series is not adjusted for seasonal variations). This is a much larger decline than those recorded in December 1999 (9.1%) and December 2000 (13.5%) and thus is almost certainly not merely the result of seasonal variations. Indeed the level of internet advertising in December was the lowest recorded since the commencement of the ANZ series in July 1999, and is down 51.3% from the peak in September 2000.

The total number of job advertisements in newspapers and on internet sites covered by ANZ fell (in seasonally unadjusted terms) by 25.5% last month to be 37.5% below the corresponding total for December 2000. As we have noted in previous months, however, ANZ cautions against attaching any significant meaning to this total (or to movements in it) for the time being, given the different conceptual bases for measuring newspaper and internet advertising volumes, the inability (until mid-2004, according to ABS advice) to derive seasonally adjusted estimates, and the lack of any history to guide interpretations.

"The relatively large increase in the number of newspaper job advertisements in December may indicate that employers are becoming more confident about the outlook for the Australian economy, following a period of considerable uncertainty in the aftermath of the September 11 terrorist attacks on the US and the collapse of Ansett," ANZ Chief Economist Saul Eslake said.

"Certainly, that would be consistent with evidence from other surveys pointing to a recovery in business confidence, with statistics pointing to continuing relatively strong growth in the Australian economy, despite confirmation that many of Australia's major trading partners have entered recession, and with increasing confidence that international economic conditions will improve through 2002.

"However, it is always unwise to draw definitive conclusions from a single month's figure, especially at this time of year when the level of newspaper job advertising is subject to large seasonal fluctuations, for which the normal seasonal adjustment processes can only provide approximate compensation.

.../2

"Moreover, the underlying trend remains downwards: there would need to be a further increase of at least 1.5% in January for an upward trend to be re-established. And the level of newspaper job advertising remains low by historical standards, other than for periods of outright recession.

"The very sharp decline in job advertising on internet sites during December also cannot be dismissed as purely due to seasonal factors.

"Hence, we would caution against inferring from last month's results that the early months of this year will bring a noticeable acceleration in employment growth. Indeed, depending on the extent to which the so-called labour force participation rate rebounds from its rather low level in November, the possibility the unemployment rate could again reach 7% over the next few months cannot be entirely ruled out.

"On balance, the Government's most recent forecast of employment growth averaging ¾% and unemployment averaging 7% for the 2001-02 financial year still seems valid.

"What does now appear to be occurring is that some of the swing from full-time to part-time employment, which was a noticeable feature of labour market developments during the 2000-01 financial year, is being reversed. That reflects the recovery in sectors such as housing and manufacturing, which are traditionally significant employers of full-time workers, partly offset by job-shedding in industries such as business services, communications, and hospitality, where part-time employment is more common. Historically, newspaper job advertisements have been more closely correlated with movements in full-time employment than in (the more volatile) part-time employment," Mr Eslake said.

Most States recorded increases in the number of newspaper job advertisements last month. Tasmania recorded the largest increase, of 14.5% (the largest increase in that State for two years, although it followed an 8.7% decline in November). Victoria's increase of 4.6% was the largest since January 1999. New South Wales and Queensland registered increases of 2.5% and 2.4%, respectively, while the level of job advertising in Western Australia was unchanged from the previous month. South Australia went against the national trend, with a 5.1% decline, as did the ACT where job advertisements fell by 10.3% (to their lowest level since August 1999) and the Northern Territory with a decline of 5.7% (though that followed a 20.1% leap in November).

(Note: For some of the newspapers surveyed, the ANZ Job Advertisements series counts the number of advertisement 'bookings'. Each 'booking' may contain multiple advertisements. In addition, the ANZ series counts classified advertisements only, and does not include display advertisements. For these reasons, it would be incorrect to draw any inference or correlation from the ANZ series regarding advertising volumes or revenues from employment advertising in the newspapers surveyed. The ANZ series is not intended to, and should not, be used to assess the financial performance of any of the newspapers included in it.)

Further comment:

Saul Eslake
Chief Economist
Tel: 03-9273 6251

Data enquiries:

David Colosimo
Economist
Tel: 03-9273 4060

Distribution enquiries, changes to fax listings:
Rita Zonius
Media Relations Manager
Tel: 03-9273 6190
Email: zoniusr@anz.com

Next release: January 2002

Expected release date: Monday, 4 February 2002

Job Advertisements series

Level of newspaper job advertisements and annual employment growth


Weekly average
('000) (seas. adj.)
% change from year earlier
Employment
(right scale)
Newspaper
job ads
(left scale)
45
40
35
30
25
20
15
10
5
8
6
4
2
0
-2
-4
-6
81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

Annual growth in newspaper job advertisements and employment


% change from year earlier
% change from year earlier
Employment
(right scale)
Newspaper job ads,
6 months forward
(left scale)
80
60
40
20
0
-20
-40
-60
8
6
4
2
0
-2
-4
-6
81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

Sources: ABS, *The Labour Force* (6202.0); Economics@ANZ.

Job Advertisements series

Level of newspaper job advertisements and the unemployment rate


'000 per week
%
Unemployment rate
(inverted; right scale)
Newspaper job ads
(6 months forward;
left scale)
45
40
35
30
25
20
15
10
5
4
5
6
7
8
9
10
11
12
81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

Sources: ABS, *The Labour Force* (6202.0); Economics@ANZ.

Newspaper and internet job advertisements


Weekly average ('000)
(not seas. adj.)
Newspapers
Internet sites
120
100
80
60
40
20
0
2000
2001

Source: Economics@ANZ.

Job Advertisements series

State and Territory data

New South Wales


'000 per week
15.0
13.0
11.0
9.0
7.0
5.0
91 92 93 94 95 96 97 98 99 00 01

Victoria


'000 per week
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
91 92 93 94 95 96 97 98 99 00 01

Queensland


'000 per week
3.5
3.0
2.5
2.0
1.5
91 92 93 94 95 96 97 98 99 00 01

Western Australia


'000 per week
3.0
2.5
2.0
1.5
1.0
91 92 93 94 95 96 97 98 99 00 01

South Australia


'000 per week
1.8
1.6
1.4
1.2
1.0
0.8
0.6
91 92 93 94 95 96 97 98 99 00 01

Tasmania


'000 per week
0.45
0.40
0.35
0.30
0.25
0.20
91 92 93 94 95 96 97 98 99 00 01

Australian Capital Territory


'000 per week
0.7
0.6
0.5
0.4
0.3
0.2
91 92 93 94 95 96 97 98 99 00 01

Northern Territory


'000 per week
0.35
0.30
0.25
0.20
0.15
96 97 98 99 00 01

Seasonally adjusted — Trend

Note: Seasonally adjusted and trend data for the Northern Territory are 'experimental' and should be used cautiously

Job Advertisements series

Average number of newspaper job advertisements per week – Australia

	Original	Seasonally adjusted			Trend estimate (a)		
			P.c. change over -			P.c. change over -	
	Number	Number	Month	Year	Number	Month	Year
1997-98	22,167			13.2			
1998-99	25,534			15.2			
1999-00	29,589			15.9			
2000-01	22,921			-22.5			
1999 -							
November	30,865	29,894	-1.9	19.0	29,883	-0.1	19.7
December	18,966	29,903	0.0	19.6	29,744	-0.5	17.7
2000 -							
January	25,503	28,541	-4.6	11.5	29,630	-0.4	15.8
February	33,198	29,758	4.3	13.6	29,632	0.0	14.2
March	31,953	29,790	0.1	13.0	29,739	0.4	12.9
April	26,675	29,520	-0.9	10.7	29,822	0.3	11.5
May	31,420	30,528	3.4	12.6	29,719	-0.3	9.0
June	29,168	29,264	-4.1	5.6	29,272	-1.5	5.0
July	29,763	28,636	-2.1	0.6	28,429	-2.9	-0.5
August	29,559	27,465	-4.1	-5.8	27,339	-3.8	-6.4
September	25,103	22,577	-17.8	-24.6	26,234	-4.0	-11.6
October	27,146	25,193	11.6	-17.3	25,226	-3.8	-15.6
November	24,034	23,282	-7.6	-22.1	24,325	-3.6	-18.6
December	14,242	23,607	1.4	-21.1	23,473	-3.5	-21.1
2001 -							
January	22,533	24,137	2.2	-15.4	22,579	-3.8	-23.8
February	24,292	21,735	-10.0	-27.0	21,642	-4.1	-27.0
March	21,500	20,023	-7.9	-32.8	20,740	-4.2	-30.3
April	17,543	19,388	-3.2	-34.3	20,009	-3.5	-32.9
May	20,171	19,598	1.1	-35.8	19,554	-2.3	-34.2
June	19,165	19,262	-1.7	-34.2	19,377	-0.9	-33.8
July	20,363	19,657	2.0	-31.4	19,418	0.2	-31.7
August	21,287	19,840	0.9	-27.8	19,473	0.3	-28.8
September	21,730	19,521	-1.6	-13.5	19,421	-0.3	-26.0
October	20,625	19,095	-2.2	-24.2	19,329	-0.5	-23.4
November	19,581	18,948	-0.8	-18.6	19,236	-0.5	-20.9
December	11,759	19,370	2.2	-17.9	19,171	-0.3	-18.3

(a) The trend estimates have been derived by applying a 13-term Henderson moving average to the seasonally adjusted series. While this smoothing technique enables estimates to be produced for the latest month, it does result in revisions to the most recent six months as additional observations become available. Trend estimates exclude the impact (as estimated by ABS) of the Olympic Games on the level of job advertising in NSW newspapers in September 2000.

Job Advertisements series

Average number of newspaper job advertisements per week - States and Territories

	Original	Seasonally adjusted			Trend estimate (b)		
			P.c. change over			P.c. change over	
	Number	Number	Month	Year	Number	Month	Year
New South Wales - 2001							
June	7,292	7,161	-4.8	-43.1	7,307	-2.8	-42.8
July	7,896	7,382	3.1	-40.5	7,206	-1.4	-41.7
August	8,004	7,211	-2.3	-38.9	7,133	-1.0	-39.6
September	7,991	6,883	-4.5	-13.1	7,052	-1.1	-37.5
October	7,431	7,060	2.6	-35.3	6,990	-0.9	-34.9
November	6,925	6,849	-3.0	-27.9	6,946	-0.6	-32.1
December	3,991	7,022	2.5	-29.7	6,922	-0.3	-28.9
Victoria - 2001							
June	6,010	6,032	0.2	-26.0	6,031	-0.3	-26.4
July	6,219	6,043	0.2	-26.2	6,079	0.8	-24.5
August	6,662	6,284	4.0	-21.5	6,131	0.8	-21.9
September	6,814	6,321	0.6	-15.8	6,145	0.2	-19.5
October	6,545	6,011	-4.9	-18.3	6,136	-0.1	-17.3
November	6,097	5,939	-1.2	-14.9	6,121	-0.2	-15.3
December	3,780	6,213	4.6	-11.5	6,108	-0.2	-13.1
Queensland - 2001							
June	2,181	2,193	0.8	-31.4	2,186	2.1	-29.2
July	2,381	2,337	6.6	-21.7	2,242	2.6	-24.4
August	2,472	2,334	-0.1	-18.1	2,283	1.9	-18.5
September	2,661	2,326	-0.3	-10.0	2,300	0.7	-12.5
October	2,476	2,195	-5.6	-8.5	2,298	-0.1	-7.3
November	2,395	2,278	3.8	1.1	2,293	-0.2	-3.2
December	1,443	2,334	2.4	0.7	2,292	0.0	0.0
South Australia - 2001							
June	1,240	1,262	1.4	-20.0	1,258	0.1	-21.8
July	1,322	1,306	3.5	-17.4	1,275	1.3	-19.7
August	1,365	1,315	0.6	-18.1	1,292	1.3	-17.1
September	1,414	1,321	0.5	-12.5	1,294	0.2	-15.5
October	1,364	1,250	-5.3	-15.2	1,285	-0.7	-15.0
November	1,362	1,291	3.2	-14.8	1,272	-1.0	-14.9
December	824	1,225	-5.1	-10.9	1,259	-1.1	-14.4

(b) Trend estimates for NSW are adjusted to exclude the impact (as estimated by the ABS) of the Olympics in on job advertising in September 2000. The above data are based on information provided by the following newspapers: *The Sydney Morning Herald* and *The Daily Telegraph* (NSW); *The Age* and *The Herald-Sun* (Victoria); *The Courier-Mail* (Queensland); and *The Advertiser* (South Australia).

Job Advertisements series

Average number of newspaper job advertisements per week - States and Territories

	Original	Seasonally adjusted			Trend estimate		
			P.c. change over			P.c. change over	
	Number	Number	Month	Year	Number	Month	Year
Western Australia -							
2001							
June	1,617	1,747	1.8	-36.2	1,724	0.4	-33.7
July	1,711	1,747	0.0	-30.2	1,749	1.4	-29.3
August	1,859	1,803	3.2	-17.5	1,771	1.2	-24.2
September	1,943	1,828	1.4	-15.8	1,776	0.3	-19.9
October	1,915	1,725	-5.6	-19.1	1,772	-0.2	-16.8
November	1,949	1,753	1.6	-15.3	1,765	-0.4	-14.7
December	1,177	1,754	0.0	-11.8	1,757	-0.5	-12.9
Tasmania -							
2001							
June	293	327	-1.6	-16.5	328	-0.2	-13.5
July	310	320	-2.2	-17.3	328	0.0	-13.4
August	352	355	11.0	-8.7	326	-0.6	-13.2
September	335	314	-11.3	-5.1	322	-1.3	-13.8
October	324	316	0.4	-14.7	317	-1.4	-14.8
November	309	288	-8.7	-25.0	313	-1.2	-15.7
December	239	330	14.5	-11.8	311	-0.8	-15.9
ACT -							
2001							
June	533	540	-8.2	-11.8	543	-0.9	-12.0
July	526	521	-3.4	-11.8	539	-0.6	-11.4
August	575	539	3.3	-13.1	537	-0.4	-9.5
September	572	528	-1.9	-5.3	534	-0.7	-7.6
October	571	539	2.0	-0.3	530	-0.7	-6.6
November	545	550	2.1	-5.0	525	-0.9	-6.7
December	305	493	-10.3	-10.4	523	-0.4	-7.0
Northern Territory (c) -							
2001							
June	209	203	10.9	-32.7	187	-3.0	-35.9
July	212	198	-2.8	-26.5	184	-1.7	-34.8
August	207	184	-6.8	-41.2	184	0.2	-29.4
September	176	160	-13.2	-26.3	186	1.0	-20.7
October	203	179	12.2	-5.0	189	1.4	-11.1
November	237	216	20.1	15.0	193	2.0	-3.4
December	140	203	-5.7	18.9	197	2.1	0.9

(c) Seasonally adjusted data for the NT are based on seasonal factors derived from fewer than the five years' data preferred by the ABS and hence should be interpreted cautiously. The above data are based on information provided by the following newspapers: *The West Australian* (Western Australia); *The Mercury*, *The Examiner* and *The Advocate* (Tasmania); *The Canberra Times* (Australian Capital Territory); and *The NT News* (Northern Territory).

Job Advertisements series

Average number of internet job advertisements per week (a) – Australia

	Internet advertisements			*Combined newspaper and internet advertisements (d)*		
		P.c. change over			*P.c. change over*	
	Number	Month	Year	Number	Month	Year
1999 -						
December	70,449	-9.1	..	89,415	-17.5	..
2000 -						
January	65,015	-7.7	..	90,518	1.2	..
February	70,107	7.8	..	103,305	14.1	..
March	76,001	8.4	..	107,954	4.5	..
April	81,758	7.6	..	108,433	0.4	..
May	90,413	10.6	..	121,833	12.4	..
June	98,447	8.9	..	127,615	4.7	..
July	102,869	4.5	57.5	132,632	3.9	39.6
August	108,397	5.4	51.3	137,956	4.0	34.0
September	109,525	1.0	37.9	134,628	-2.4	19.3
October	106,654	-2.6	34.0	133,800	-0.6	19.0
November	103,991	-2.5	34.2	128,025	-4.3	18.1
December	89,912	-13.5	27.6	104,154	-18.6	16.5
2001 -						
January	83,471	-7.2	28.4	106,004	1.8	17.1
February	89,649	7.4	27.9	113,941	7.5	10.3
March	89,416	-0.3	17.7	110,916	-2.7	2.7
April	84,371	-5.6	3.2	101,913	-8.1	-6.0
May	82,343	-2.4	-8.9	102,514	0.6	-15.9
June	80,816	-1.9	-17.9	99,981	-2.5	-21.7
July (b)	79,421	-1.7	-22.8	99,784	-0.2	-24.8
August (c)	79,247	-0.2	-26.9	100,534	0.8	-27.1
September	78,482	-1.0	-28.3	100,212	-0.3	-25.6
October	73,337	-6.6	-31.2	93,962	-6.2	-29.8
November (e)	67,797	-7.6	-34.8	87,378	-7.0	-31.7
December (e)	53,380	-21.3	-40.6	65,139	-25.5	-37.5

(a) The above data represent the average number of advertisements carried by each of the sites contributing to the series on the same day of each week in the month indicated. The day (which is not necessarily the same for each site) is selected by the site operator as broadly representative of its activity levels. (b) Series break due to the exclusion of a (small) site. (c) Partially estimated using data for one week from one site. (d) Compiled using the original (not seas. adj.) data for newspapers. Because of differences in the way in which the newspaper and internet series are compiled, the sum of the two should be interpreted with considerable caution. (e) Partly estimated due to the unavailability of data from one site which represents about 4% of the total internet series. The estimate assumes that the number of advertisements on this site has changed in the same proportion as the average number of advertisements on the other four sites.

The above data are based on information provided by the operators of the following sites: *Seek.com.au*; *Jobnet.com.au*; *tmp.worldwide e-resourcing*; *Employment.com.au*, and the Department of Employment, Workplace Relations and Small Business' (DEWRSB) Australian Job Search site, *jobsearch.gov.au*. The data may be revised if and when additional site operators are included.

ANZ is represented in:

AUSTRALIA by:
Australia and New Zealand Banking Group Ltd
ACN 005 357 522
100 Queen Street
Melbourne, Victoria 3000
Telephone: (61 3) 9273 5555 Fax (61 3) 9273 6142

NEW ZEALAND by:
ANZ Banking Group (New Zealand) Limited
Level 10, 215-229 Lambton Quay
Wellington, New Zealand

Telephone (64 4) 496 7000 Fax (64 4) 496 7360

UNITED KINGDOM by:
Australia and New Zealand Banking Group Ltd
Minerva House
PO Box 7, Montague Close
London, SE1 9DH, United Kingdom
Telephone (44 171) 378 2121 Fax (44 171) 378 2378

UNITED STATES OF AMERICA by:
ANZ Securities, Inc.
(Member of NASD and SIPC)
6th Floor, 1177 Avenue of the Americas
New York, NY 10036 United States of America
Telephone (1-212) 801 9610 Fax (1-212) 801 9163

In Australia, ANZ Investment Bank is a business name of Australia and New Zealand Banking Group Limited, ACN 005 357 522 ("ANZ Bank"), which is a licensed securities dealer. In New Zealand, ANZ Investment Bank is a business name of ANZ Banking Group (New Zealand) Limited WN / 035976 ("ANZ NZ").

This report is being distributed in the United States by ANZ Securities, Inc. ("ANZ Securities") (an affiliated company of ANZ Bank), which accepts responsibility for its content. Further information on the securities referred to herein may be obtained from ANZ Securities, Inc. upon request. Any US person (s) receiving this report who wishes to effect transactions in any securities referred to herein should contact ANZ Securities, Inc. not its affiliates.

This report is being distributed in the United Kingdom by Australia and New Zealand Banking Group Limited ("ANZ Bank, UK") for the information of its market counterparty clients and its non-private customers only. It is not intended for and must not be distributed to private clients. ANZ Bank, UK is regulated by, and is a member of, the IMRO and SFA. Nothing here excludes or restricts any duty or liability to a customer which ANZ Bank, UK may have under The Financial Services Act 1986 or under the regulatory system as defined in the Rules of The Securities and Futures Authority.

This publication of ANZ Bank is issued on the basis that it is only for the information of the particular person to whom it is provided. This report may not be reproduced, distributed or published by any recipient for any purpose. Any recommendations contained herein are based on a consideration of the securities alone, and as such are conditional and must not be relied upon without specific advice from your securities advisor as to the appropriateness to you given your individual investment objectives, financial situation and particular needs. Under no circumstances is this report to be used or considered as an offer to sell, or a solicitation of an offer to buy.

In addition, from time to time ANZ Bank, ANZ NZ, ANZ Securities, its affiliated companies, or their associates and employees may have an interest in other securities directly or indirectly the subject of this report or may perform services for, or solicit business from, a company the subject of this report. If you have been referred to ANZ Bank, ANZ NZ, ANZ Securities or its affiliated company by any person, that person may receive a benefit in respect of any transactions effected on your behalf, details of which will be available upon request.

The information herein has been obtained from, and any opinions herein are based upon, sources believed reliable, but the author makes no representation as to its accuracy or completeness and should not be relied upon as such. All opinions and estimates herein reflect the author's judgement on the date of this report and are subject to change without notice. ANZ Bank, ANZ NZ, ANZ Securities, its affiliated companies, their directors, their officers, employees, consequential or otherwise howsoever arising (whether negligence or otherwise) out of or in connection with the contents of and or any omissions from this communication except where a liability is made non-excludable by legislation.

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 17 January 2002

ANZ signs memorandum of understanding with ING to create funds management and life insurance joint venture

ANZ today announced that it has entered into a Memorandum of Understanding with ING to establish a joint venture in funds management and life insurance in Australia and New Zealand.

The joint venture would include ING's Australian and New Zealand Funds Management and Life Insurance businesses and ANZ Investments.

The joint venture, to be known as ING Australia Limited, would be owned 51% by ING and 49% by ANZ, with ANZ and ING having an equal say in decisions which impact the strategic direction of the joint venture.

The joint venture would become the supplier of funds management and insurance products to ANZ's corporate and personal businesses. It would outsource investment management activities to ING Investment Management, which would acquire ANZ's Asset Management business in Australia. It would manufacture, market and service products under the ING brand for distribution through professional advisor networks and under the ANZ brand for distribution through ANZ bank channels.

For clarification, the following would not be included in the proposed joint venture: ANZ's distribution businesses and financial planners, Trustees and Lenders Mortgage Insurance. ING's businesses not included are its Australian general insurance interests, ING Investment Management, ING Real Estate, and ING's banking operations including ING Direct.

ANZ's Chief Executive Officer, John McFarlane, said, "a joint venture with ING would give ANZ a strategic position in the rapidly growing wealth management industry and create the number four retail funds management business in Australia. Together, we would create a new platform with growth prospects both organically and by acquisition".

"A partnership with a global player with proven capability in bancassurance such as ING will materially accelerate the marketing of quality products to our customers and the further development of our wealth management distribution businesses," he said.

ANZ does not anticipate that the joint venture will require a capital raising. The proposed joint venture is subject to due diligence, legal documentation and necessary regulatory approvals.

ANZ expects to make a full announcement regarding the proposed joint venture in early March. It is not anticipated that further comment will be made about the proposed joint venture until that time.

For media enquiries, contact:

Rita Zonius
Media Relations Manager
Tel: 03-9273 6955 or 0409-655 551
Email: zoniusr@anz.com

For analyst enquiries, contact:

Stephen Higgins
Manager Investor Relations
Ph: (03) 9273 4282 or 0417 379 170
E-mail: higgins@anz.com

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 7 January 2002

ANZ to merge Bayswater branch

ANZ today announced it would merge its Bayswater branch with its newly refurbished Boronia branch, following a long-term decline in business at the Bayswater branch.

The Bayswater branch at 745 Mountain Highway will merge with ANZ's Boronia branch following the close of business on 8 February 2002.

An ATM will remain in the Mountain Highway shopping area, located at Crown on the Hill Licensed Grocers, at 717 Mountain Highway.

District Manager for Melbourne East, Mr Joe Farrugia, said consideration is given to issues relating to usage, accessibility and proximity to other businesses prior to any decision regarding changes in branch locations.

"In this case, business volumes continue to fall as customers shift away from the Mountain Highway shopping precinct and we need to focus our services in the areas our customers are frequenting," said Mr Farrugia.

"We would also like the customers of the Bayswater branch to benefit from new services introduced at the Boronia branch as part of a $1 million revitalisation of the premises, which took place in 2001. These include dedicated managers for investment and business lending and financial planning," he said.

Customer accounts will be automatically transferred to the Boronia branch, unless customers specify otherwise. Letters explaining the changes are in the process of being mailed to all Boronia branch customers this week.

The new-look Boronia branch has the capacity to handle all types of customer transactions and enquiries, ranging from home loans and business lending to investment and financial services. The branch been planned with the needs of customers and staff in mind and contains features such as an automated queuing system that enables customers to sit or browse while waiting for teller service, ANZ Phone Banking hotline, an ATM and a Fast Deposit service for business customers.

"This change will ensure ANZ can continue to provide convenient, face-to-face banking services to the local community. All ANZ staff will continue to provide a high level of customer service and will be ready to assist customers during the change over," said Mr Farrugia.

For media enquiries, contact:

Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Media Release

ANZ

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 9 January 2002

ANZ to merge Blackburn branch

ANZ today announced it would merge its Blackburn branch with its Forest Hill branch, located at Forest Hill Chase Shopping Centre, on 11 February 2002.

Customers will be able to access services from the Forest Hill branch, which has ample parking at the shopping centre car park and can be accessed by public transport.

Announcing the change, District Manager for Melbourne Inner East, Mr Ian Walker, said: "The merger with Forest Hill branch reflects ANZ's need to change our business to suit our changing customer requirements.

"Business volumes at the Blackburn site have been in decline for some years, as have customer numbers. That's disappointing for us, but we need to ensure our branches are located in the most popular locations for customers, such as Forest Hill, Box Hill and Doncaster," he said.

Forest Hill is a full service branch managing all types of customer transactions and enquiries, including business lending and investment, financial planning and home lending. Other services include an ATM, a Fast Deposit service and an ANZ Phone Banking hotline.

In other moves to meet changing customer needs, ANZ is set to open a new point of representation at Westfield Shoppingtown in Doncaster early this year. This in-centre service will give ANZ customers in the district the opportunity to attend to their banking needs seven days a week.

"Letters explaining the change are being mailed to Blackburn branch customers this week," said Mr Walker, "and customer accounts will be transferred to the Forest Hill branch."

For media enquiries, contact:

Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 4 January 2002

ANZ to merge Cottesloe branch

ANZ today announced it would merge its Cottesloe branch with its Claremont branch, following a long-term decline in business at the branch.

The Cottesloe branch at 29 Napoleon Street will merge with ANZ's modern Claremont branch following the close of business on 8 February 2002.

The ATM at the Cottesloe branch will remain in place immediately following the merger, however, ANZ is seeking to relocate it to a new location nearby in Cottesloe for the long-term. Staff from Cottesloe branch will move to new roles at the Claremont branch and other branches in the district.

District Manager for Perth Central, Mr Andrew Ierace, said the merger with Claremont branch reflected ANZ's need to change its business to suit changing customer demographics.

"Business volumes at the Cottesloe site have been in decline for some years, as has customer traffic. That's disappointing for us, but we need to ensure our branches are located in the most popular locations for customers," he said.

"We would also like the customers of the Cottesloe branch to benefit from the revitalisation of the Claremont premises 15 months ago. This includes a modern branch environment and new services such as a dedicated manager for financial planning," he said.

Customer accounts will be automatically transferred to the Claremont branch. Letters explaining the changes are in the process of being mailed to all Cottesloe branch customers this week.

The Claremont branch has the capacity to handle all types of customer transactions and enquiries, ranging from home loans and business lending to investment and financial services. The branch been planned with the needs of customers and staff in mind and contains features such as an ANZ Phone Banking hotline, an ATM and a Fast Deposit service.

"This change will ensure ANZ can continue to provide convenient, face-to-face banking services to the local community. All ANZ staff will continue to provide a high level of customer service and will be ready to assist customers during the change over," said Mr Ierace.

For media enquiries, contact:

Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 24 January 2002

ANZ to merge East Maitland branch

ANZ today announced it would merge its East Maitland branch with its Maitland branch, following a long-term decline in business at the branch.

The East Maitland branch at 90 Lawes Street will merge with ANZ's Maitland branch at 437 High Street following the close of business on 19 April 2002.

The ATM at the East Maitland branch will remain in place immediately following the merger, however, ANZ is seeking to relocate it to a new location nearby in East Maitland for the long-term.

Staff from East Maitland branch will move to new roles at the Maitland branch and other branches in the district.

Announcing the change, District Manager for the Mid North Coast and Hunter, Mr Peter Ebert, said the merger with Maitland branch reflected ANZ's need to change its business to suit changing customer needs.

"While the business volumes at the East Maitland branch were appropriate when the branch first opened almost 50 years ago, these days business is falling as customers and businesses shift away," said Mr Ebert.

"That's disappointing for us, but we need to ensure our branches are located in the most popular locations for customers," he said.

Customer accounts will be automatically transferred to the Maitland branch. Letters explaining the changes are in the process of being mailed to all East Maitland branch customers this week.

The Maitland branch has the capacity to handle all types of customer transactions and enquiries, ranging from home loans and business lending to investment and financial services. The branch has been planned with the needs of customers and staff in mind and contains features such as an ANZ Phone Banking hotline, an ATM and a Fast Deposit service.

"ANZ staff will continue to provide a high level of customer service and will be ready to assist customers during the change over. Staff look forward to welcoming customers to the branch in High Street," said Mr Ebert.

For media enquiries, contact:

Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 8 January 2002

ANZ to merge Footscray branches

ANZ today announced it would merge its Barkly Street branch with its Footscray Mall branch, on 18 February 2002.

Customers will be able to access services from the Footscray Mall branch, at 116 Nicholson Street – just 300 metres from the Barkly Street branch.

The ATM at the Barkly Street branch will remain in place immediately following the merger, however, ANZ is seeking to relocate it to a new location nearby in Barkly Street for the long-term.

Announcing the change, District Manager Mr Greg Lister said consideration is given to issues relating to usage, accessibility and proximity to other businesses prior to any changes in branch locations.

"The merger with the Footscray Mall branch reflects ANZ's need to change our business to suit changing customer demographics and needs," said Mr Lister.

"In this case, it is difficult to justify keeping the Barkly Street branch open, when customer traffic at the branch has been in decline for some years and considering the very close proximity of our two Footscray branches," he said.

The Footscray Mall branch is a full service branch, managing all types of customer transactions and enquiries, including business lending and investment, financial planning and home lending. The branch has a larger telling and sales service than the Barkly Street branch and also features an ATM, a Fast Deposit service for business customers and an ANZ Phone Banking hotline.

Staff from Barkly Street will move to new roles at the Footscray Mall branch and other branches in the district.

"Customer accounts will be automatically transferred to the Barkly Street branch and letters explaining the changes are being mailed to all Barkly Street customers this week," said Mr Lister.

For media enquiries, contact:

Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 24 January 2002

ANZ to merge Garbutt branch, upgrade Townsville premises

ANZ today announced it would merge its Garbutt branch with its Hermit Park branch, located at 195-194 Charters Towers Road, in April 2002. ANZ will also invest in refurbishing its Townsville branch premises this year.

The Garbutt branch at 114 Hugh Street will merge with the Hermit Park branch following the close of business on 19 April 2002. Customers will be able to access services from the full service Hermit Park branch, where there is a carpark for ANZ customers as well as ample off-street parking.

The ATM at the Garbutt branch will remain in place immediately following the merger, however, ANZ is seeking to relocate it to a new location nearby in Garbutt for the long-term. There are also two ATMs at the Hermit Park branch and one at the nearby Castletown Shoppingtown.

District Manager for Townsville, Mr Ian Featherstone, said: "The merger with the Hermit Park branch reflects ANZ's need to continually review our operations to ensure our branches suit changing customer trends as well as our own business needs.

"We have several branches in close proximity to the Garbutt branch and we plan to invest in upgrading the facilities at the Townsville branch in Sturt Street. This means that we will not only continue to provide face to face banking services in the Townsville region, but we will be able to offer customers in Townsville a modern premises and a pleasant environment in which to do their banking."

The merged branch can manage all types of customer transactions and enquiries, ranging from home loans and business lending, to investment and financial services. There is also a Fast Deposit service, Phone Banking Hotline and a dedicated manager for financial planning.

Mr Featherstone said the increasing demand for ANZ Phone and Internet banking and the availability of EFTPOS and ATMs means that the range of banking services available continues to increase, offering customers greater options on how they conduct their banking.

Letters explaining the changes are being mailed to Garbutt Branch customers this week and customer accounts will be automatically transferred to the Hermit Park branch.

"All ANZ staff will continue to provide a high level of customer service and will be ready to assist customers during the change over," he said.

For media enquiries, contact:
Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 4 January 2002

ANZ to merge Kent Town branch

ANZ today announced it would merge its Kent Town branch with its Norwood branch, following a long-term decline in business at the branch.

The Kent Town branch at 84 North Terrace will merge with Norwood branch, just over two kilometres away, following the close of business on 15 February 2002.

ANZ District Manager for Adelaide North, Mr Craig McLaren, said consideration is given to issues relating to security, usage, accessibility and proximity to other businesses prior to any announcement regarding changes in branch locations.

"Increasingly, customers are dictating the locations of our branches as much as our own views and merging the branches allows us to focus our services in those areas our customers are frequenting," said Mr McLaren.

"Business volumes at Kent Town have been in decline for some years and despite the departure of a number of other banks from the area, it's disappointing that our business base has not grown at all," he said.

The Norwood branch will have the capacity to handle all types of customer transactions and enquiries, ranging from home loans and business lending, to investment and financial services. The branch also features services which are currently unavailable at the Kent Town branch, including an ATM and dedicated managers for lending, investments and international products.

Mr McLaren said the introduction of ANZ Phone Banking and Internet Banking and the availability of EFTPOS and ATMs means that customers now have a wider range of options on how to conduct their banking.

"Customer accounts will be automatically transferred to the Norwood branch, unless customers specify otherwise. Letters explaining the changes are being mailed to all Norwood branch customers this week," said Mr McLaren.

For media enquiries, contact:

Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 11 January 2002

ANZ to merge Labrador, Burleigh Heads branches

ANZ today announced it would merge its Labrador and Runaway Bay branches, and consolidate its Burleigh Heads premises at the ANZ West Burleigh branch in February.

The mergers reflect the growing Gold Coast population which is increasingly utilising major shopping centres as their preferred shopping and business locations.

The Labrador branch on the corner of the Gold Coast Highway and Babbidge Street will merge with the Runaway Bay branch at the Runaway Bay Shopping Centre on 11 February 2002. The Burleigh Heads branch at 1712 Gold Coast Highway will merge with the West Burleigh branch at the Burleigh Town Shopping Centre on 11 February.

The ATMs at both the Labrador and Burleigh Heads branches will remain in place immediately following the mergers, however, ANZ is seeking to relocate these ATMs to new locations nearby in Labrador and Burleigh Heads for the long-term.

Announcing the change, District Manager for the Gold Coast, Mr Adrian Wheeler, said: "The mergers reflect ANZ's need to change our business to suit our changing customer requirements.

"Business volumes at our Labrador and Burleigh Heads branches have been in decline for some years, as customers are choosing to do their shopping and banking in major shopping precincts such as Runaway Bay, Harbour Town and Burleigh Town Shopping Centre. That's disappointing for us, but we need to ensure our branches are located in the most popular locations for customers," he said.

Runaway Bay and West Burleigh branches have the capacity to handle all types of customer transactions and enquiries, including home loans and business lending, to investment and financial services. Other services offered at these branches include an ATM, a Fast Deposit service and an ANZ Phone Banking hotline.

Customer accounts from Labrador will be automatically transferred to the Runaway Bay branch, while accounts from Burleigh Heads will be transferred to the West Burleigh branch. Letters explaining the changes are being mailed to all Labrador and Burleigh Heads customers this week.

Mr Wheeler said the introduction of Phone and Internet Banking and the availability of EFTPOS meant that customers now have a wider range of options on how to conduct their banking.

"The consolidation of the branches means ANZ can continue to provide face-to-face banking services to the local community. Staff will continue to provide a high level of customer service and will be ready to assist customers during the change over," said Mr Wheeler.

For media enquiries, contact:

Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Media Release

ANZ

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 30 January 2002

ANZ to merge Moonah branch

ANZ today announced it would merge its Moonah branch with its modern Glenorchy branch, located at 362 Main Road, on 22 April 2002.

The ATM at the Moonah branch will remain in place at 64 Main Road immediately following the merger, however, ANZ is seeking to relocate it to a new location nearby in Moonah for the long-term.

Announcing the change, District Manager for Southern Tasmania, Mr John Marschall, said consideration is given to issues relating to usage, accessibility and proximity to other businesses prior to any decision regarding changes in branch locations.

"The merger with Glenorchy branch – just over two kilometres away – reflects ANZ's need to change our business to suit changing customer demographics," said Mr Marschall.

"Unfortunately, the premises at Moonah no longer suit our business requirements, and the cost of maintaining the branch is quite high when compared to the low volume of business conducted at the site.

"We would also like the customers of the Moonah branch to benefit from the revitalisation of the Glenorchy premises, which took place last year. This includes a modern branch environment and new services such as dedicated managers for investment and business lending and financial planning," he said.

The modern Glenorchy branch has the capacity to handle all types of customer transactions and enquiries, ranging from home loans and business lending to investment and financial services. The branch has been designed with the needs of customers and staff in mind and contains features such as an ANZ Phone Banking hotline, an ATM, and a Fast Deposit service.

"In addition to the Glenorchy branch facilities, an In Centre service at Northgate Shopping Centre give ANZ customers in the district the opportunity to take advantage of extended banking hours on Friday evenings and Saturdays," said Mr Marschall.

Letters explaining the changes are being mailed to Moonah branch customers and customer accounts will be automatically transferred to the Glenorchy branch.

For media enquiries, contact:

Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 11 January 2002

ANZ to merge Morayfield branch

ANZ today announced it would merge its Morayfield branch with its Caboolture branch, following a long-term decline in business at the branch.

The Morayfield branch at 156 Morayfield Road will merge with the Caboolture branch, just two kilometres away, following the close of business on 8 February 2002.

The ATM at the Morayfield branch will remain in place immediately following the merger, however, ANZ is seeking to relocate it to a new location nearby in Morayfield for the long-term.

Announcing the change, ANZ District Manager for the Sunshine Coast, Mr David Ure, said consideration was given to issues relating to usage, accessibility and proximity to other businesses prior to any decision regarding changes in branch locations.

"These days customers are dictating the locations of our branches as much as our own views and merging the branches allows us to focus our services to suit changing customer needs," said Mr Ure.

"In this case, it is difficult to justify keeping the Morayfield branch open, when customer traffic and business levels at the branch have been in decline for some years and considering the proximity of the Caboolture branch."

The Caboolture branch has the capacity to handle all types of customer transactions and enquiries, ranging from home loans and business lending, to investment and financial services. The branch has been planned with the needs of customers and staff in mind and contains features such as an ANZ Phone Banking hotline, an ATM and a Fast Deposit service for business customers.

Mr Ure said the introduction of ANZ Phone Banking and Internet Banking and the availability of EFTPOS and ATMs means that customers now have a wider range of options on how to conduct their banking.

"Customer accounts will be automatically transferred to the Caboolture branch. Letters explaining the changes are being mailed to all Morayfield branch customers this week," said Mr Ure.

For media enquiries, contact:

Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 15 January 2002

ANZ to merge Noranda branch

ANZ today announced it would merge its Noranda branch with its Morley branch, located at Morley Westfield Shopping Centre, on 11 February 2002.

Customers will be able to access services from the Morley branch just two kilometres away, which has ample parking at the shopping centre car park and can be accessed by public transport. Noranda customers can expect to see the same familiar faces managing their banking needs, as staff from Noranda branch will move to new roles at Morley.

The ATM at the Noranda branch will remain in place immediately following the merger, however, ANZ is seeking a new location for it nearby in Noranda for the long-term.

District Manager for Perth North, Mr Phil Johnson, said consideration is given to issues relating to usage, accessibility and proximity to other businesses prior to any decision regarding changes in branch locations.

"Increasingly, customers are dictating the locations of our branches as much as our own views and merging the branches allows us to focus our services in the most popular locations for customers, such as Morley and Malaga," said Mr Johnson.

"Many of our customers are already shopping at Westfield Shopping Centre in Morley so we will be able to offer a modern banking environment where there is plenty of parking, access to public transport and customers can manage their banking and shopping in one trip," he said.

Morley is a full service branch managing all types of customer transactions and enquiries, including business lending and investment, financial planning and home lending. Other services include an ATM, a Fast Deposit service for business customers and an ANZ Phone Banking hotline.

"Letters explaining the change are being mailed to Noranda branch customers this week," said Mr Johnson, "and customer accounts will be transferred to the Morley branch."

For media enquiries, contact:

Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 11 January 2002

ANZ to merge Preston branch

ANZ today announced it would merge its Bell Street branch in Preston with its Northland branch, located at Northland Shopping Centre on 18 February 2002.

The merger follows a decline in branch traffic, particularly by business customers who are increasingly turning to electronic banking services or visiting other branches, including the Northland branch which is just one kilometre away, to attend to their banking and shopping needs.

District Manager for Melbourne North, Ms Frances De Silva, said consideration is given to issues relating to usage, accessibility and proximity to other businesses prior to any decision regarding changes in branch locations.

"While the business volumes at the Bell Street branch were appropriate when the branch first opened almost 30 years ago, these days business is falling as customers and businesses shift away and we need to focus our services in the areas our customers are frequenting," said Ms De Silva.

The merged branch will handle all types of customer transactions and enquiries, ranging from home loans and business lending to investment and financial services. It has been designed with the needs of customers and staff in mind, containing features such as an ATM, ANZ Phone Banking hotline and Fast Deposit service.

Customer accounts will be automatically transferred to the Northland branch. Letters explaining the changes are in the process of being mailed to all Bell Street branch customers this week.

"This change will ensure ANZ can continue to provide convenient, face-to-face banking services to the local community. All ANZ staff will be ready to assist during the change over and we look forward to welcoming customers to the Northland premises," said Ms De Silva.

For media enquiries, contact:

Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 24 January 2002

ANZ to merge Rockhampton South branch

ANZ today announced it would merge its Rockhampton South branch with its Rockhampton branch, located at 214 Bolsover Street, on 22 April 2002, following continued contraction in business volumes at Rockhampton South.

The ATM at the Rockhampton South branch will remain in place immediately following the merger; however, ANZ is seeking to relocate it to a convenient location nearby for the long-term.

Announcing the change, District Manager for Central Queensland, Mr Ian Waraker, said, "The merger with Rockhampton branch – just over a kilometre away – reflects ANZ's need to change our business to suit changing customer behaviour."

The Rockhampton branch, ANZ's flagship premises in the Rockhampton area, has the capacity to handle all types of customer transactions and enquiries, ranging from home loans and business lending to investment and financial services. Other features include a Fast Deposit service, Phone Banking Hotline and specialist managers for investment, business and rural lending and financial planning.

"Customers will be able to access a full range of products and services at the Rockhampton branch which is conveniently located and where adequate parking, including a customer car park, is available," said Mr Waraker.

"ANZ has maintained a presence in Rockhampton for about 120 years and our staff will continue to provide a high level of customer service to the local community," he said.

Letters explaining the changes are being mailed to Rockhampton South branch customers this week and customer accounts will be automatically transferred to the Rockhampton branch.

ANZ also has full service branches at 185 Musgrave Street, North Rockhampton, and Rockhampton Shopping Fair on the corner of Yaamba Road and Bruce Highway in North Rockhampton.

It is expected that all staff at the Rockhampton South branch will move to new roles at other ANZ branches in the Rockhampton district.

For media enquiries, contact:

Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 7 January 2002

ANZ to merge Rosanna branch

ANZ today announced it would merge its Rosanna branch with its Heidelberg branch, following a long-term decline in business at the Rosanna branch.

The Rosanna branch at 100 Lower Plenty Road will merge with ANZ's Heidelberg branch following the close of business on 15 February 2002.

District Manager for Melbourne Inner East, Mr Ian Walker, said consideration is given to issues relating to usage, accessibility, security and proximity to other businesses prior to any decision regarding changes in branch representation.

"In this case, customer traffic at the Rosanna branch continues to fall as customers shift away from the Lower Plenty Road shopping area and we need to ensure our services are focused in those areas our customers are frequenting," Mr Walker said.

"Despite the departure of a number of other banks from the area, it's disappointing that our business base has not grown at all," he said.

Customer accounts will be automatically transferred to the Heidelberg branch. Letters explaining the changes are in the process of being mailed to all Rosanna branch customers this week.

The Heidelberg branch has the capacity to handle all types of customer transactions and enquiries, ranging from home loans and business lending to investment and financial services. Other features include an ANZ Phone Banking hotline and a Fast Deposit service for business customers.

"This change will ensure ANZ can continue to provide convenient, face-to-face banking services to the local community. All ANZ staff will continue to provide a high level of customer service and will be ready to assist customers during the change over," said Mr Walker.

For media enquiries, contact:

Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 24 January 2002

ANZ to merge South Bunbury branch

ANZ today announced it would merge its South Bunbury branch with its Bunbury branch on 22 April, following the impending expiry of ANZ's lease at the South Bunbury premises on Spencer Street.

Customers will be able to access services from the modern Bunbury branch, which is just two kilometres away and was recently revitalised at a cost of more than $1 million.

ANZ District Manager Mr David Whitby said consideration is given to issues relating to usage, accessibility and proximity to other businesses prior to any changes in branch locations.

"In this case, it is difficult to justify keeping the South Bunbury branch open, when customer traffic at the branch has been in decline for some years and considering the very close proximity of the Bunbury branch in Victoria Street," said Mr Whitby.

"In addition, the refurbished branch in Victoria Street – in the heart of Bunbury – has quickly grown to become the one-stop financial services outlet in town, and customers of the South Bunbury branch will be able to benefit from the wide range of services offered there, as many of these services are currently not available to them.

"For example, the key functions for business lending are centred at Bunbury branch, along with Small Business Relationship Managers, Financial Planners and an ATM," he said.

The Bunbury branch is a full service branch, handling all types of customer transactions and enquiries, ranging from home loans and business lending to investment and financial services. The branch has been designed with the needs of customers and staff in mind, with features such as an ATM, a Fast Deposit service, ANZ Phone Banking hotline and an automated queuing system, which enables customers to sit or browse the branch while waiting for teller service.

"Customer accounts will be automatically transferred to the Bunbury branch," said Mr Whitby, "and letters explaining the changes are in the process of being mailed to all South Bunbury branch customers this week.

"Local branch staff will continue to provide a high level of customer service and will be ready to assist customers during the changeover."

For media enquiries, contact:

Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Media Release

ANZ

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 17 January 2002

ANZ to merge Thirroul branch

ANZ today announced it would merge its branch at 227 Lawrence Hargrave Drive in Thirroul with its Corrimal branch at 195 Princes Highway in March.

The move follows the impending expiry of ANZ's lease at Thirroul.

The relocation of the Thirroul branch to Corrimal is effective 18 March 2002. An ATM will remain in the Thirroul shopping centre, located at the Bilo Supermarket, and will be free for ANZ customers to use. The Corrimal branch has ample parking nearby and is close to public transport.

Announcing the change, ANZ District Manager for Southern Sydney, Mr John Doherty, said consideration is given to issues relating to usage, accessibility, security and proximity to other business prior to any decision regarding changes in branch locations.

"Unfortunately, the premises at Thirroul no longer suits our business needs, and the cost of maintaining the branch is quite high when compared to the low volume of business conducted at the site," said Mr Doherty.

"Despite the departure of a number of other banks from the area, it's disappointing that our business base has not grown," he said.

Customer accounts will be automatically transferred to the Corrimal branch. Letters explaining the changes are in the process of being mailed to all Thirroul branch customers this week.

Corrimal is a full service branch, handling all types of customer transactions and enquiries, ranging from home loans and business lending to investment and financial services.

"The branch has been designed with the needs of customers and staff in mind - containing features such as an ANZ Phone Banking hotline, an ATM and a Fast Deposit service," said Mr Doherty.

"This change will ensure ANZ can continue to provide convenient, face-to-face banking services to the local community. The branch manager at Corrimal, Helen Mazar, previously managed the Thirroul branch and she looks forward to welcoming all customers to the branch at Corrimal."

For media enquiries, contact:

Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 24 January 2002

ANZ to merge Toowoomba branch

ANZ today announced it would merge its 591 Ruthven Street branch with its 367 Ruthven Street branch, on 22 April 2002.

Customers will be able to access services from the 367 Ruthven Street branch just one kilometre from the 591 Ruthven Street branch.

The ATM at the 591 Ruthven Street branch will remain in place immediately following the merger; however, ANZ will examine other convenient locations in the vicinity for the ATM in long-term.

Announcing the change, District Manager for Darling Downs, Mr Greg Hooke, said consideration is given to issues relating to usage, accessibility and proximity to other businesses prior to any decision regarding changes in branch locations.

"The merger with the 367 Ruthven Street branch will ensure ANZ can continue to provide convenient, face-to-face banking services to the local community," said Mr Hooke. "The decision reflects ANZ's need to change our business to suit changing customer behaviour, including changes in the local retail and shopping environment which affect foot traffic in the area.

"In this case, it is difficult to justify keeping the 591 Ruthven Street branch open, considering the close proximity of 367 Ruthven Street. Also, ANZ has a branch at Clifford Gardens at the corner of James and Anzac Avenues in Toowoomba, which is just two kilometres away from Ruthven Street," said Mr Hooke.

The 367 Ruthven Street branch has the capacity to handle all types of customer transactions and enquiries, ranging from home loans and business lending to investment, financial services, a Fast Deposit service and Phone Banking Hotline. There are also dedicated managers for lending and investment and financial planning based at the branch.

"Customers will continue to have access to the full service branch at 367 Ruthven Street where probably the best bank carpark in the area is available," said Mr Hooke. "Other public carparking is also available nearby."

Mr Hooke said letters explaining the changes are being mailed to 591 Ruthven Street branch customers this week. Customer accounts will be automatically transferred to the 367 Ruthven Street branch.

"All ANZ staff will continue to provide a high level of customer service and will be ready to assist customers during the change over," said Mr Hooke.

For media enquiries, contact:

Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 24 January 2002

ANZ to merge West Mackay branch, upgrade Mackay premises

ANZ today announced it would merge its West Mackay branch on Nebo Road with its Mackay branch in April 2002 and upgrade the facilities at Mackay in the coming year.

The West Mackay operations will merge with ANZ's Mackay branch on the corner of Sydney and Victoria Streets following the close of business on 19 April 2002.

Staff from West Mackay branch will move to new roles at nearby branches. The ATM at the West Mackay branch will remain in place immediately following the merger, however, ANZ is seeking to relocate it to a new location nearby in West Mackay for the long-term.

Announcing the change, District Manager for Mackay, Mr Peter Parrish, said consideration is given to issues relating to usage, accessibility and proximity to other businesses prior to any changes in branch locations.

"The merger with the Mackay branch reflects ANZ's need to change our business to suit changing customer demographics," said Mr Parrish.

"In this case, it is difficult to justify keeping the West Mackay branch open, when customers are shopping and banking in other areas and considering the close proximity of our other branches in the Mackay area.

"In addition, the Mackay branch has been in operation for more than 130 years and we have plans to revitalise the premises and upgrade customer facilities to accommodate the increasing number of customers visiting the branch," said Mr Parrish.

Customer accounts will be automatically transferred to the Mackay branch, but with today's technology customers can transact at either Mackay or the ANZ branch at Mt Pleasant Shopping Centre in Phillip Street.

The availability of EFTPOS and ATMs means that the range of banking services available continues to increase, offering customers greater options on how they conduct their banking.

The Mackay branch manages a full range of customer transactions and enquiries, from home loans and business lending to investment and financial services. Other features of the branch include an ANZ Phone Banking hotline, ATM, Fast Deposit service and dedicated managers for investment and business lending and financial planning.

Letters explaining the changes are in the process of being mailed to all West Mackay branch customers this week.

For media enquiries, contact:
Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 18 January 2002

ANZ to merge West Ryde branch

ANZ today announced it would merge its West Ryde branch with its Top Ryde Shopping Centre branch on 18 March 2002.

The merger follows the impending expiry of ANZ's lease at the West Ryde premises at 998 Victoria Road.

ANZ District Manager for Sydney Inner West, Mr Ian Johnston, said the merger with Top Ryde branch – just over two and a half kilometres away from West Ryde - reflected ANZ's need to change its business to suit changing customer demographics.

"Business volumes at West Ryde have been in decline for some years, as customers are increasingly visiting other ANZ branches in the district or turning to electronic banking channels to manage their banking needs," said Mr Johnston.

"Many of our customers are already shopping at Top Ryde Shopping Centre so we will be able to offer customers a branch that is conveniently located, with access to public transport and plenty of parking and where customers can manage their banking and shopping needs in one trip."

ANZ Top Ryde is a full service branch, handling all types of customer transactions and enquiries, ranging from home loans and business lending to investment and financial services.

The branch has been designed with the needs of customers and staff in mind, with features such as an ATM, a Fast Deposit service and ANZ Phone Banking hotline.

"Customer accounts will be automatically transferred to the Top Ryde branch," said Mr Johnston, "and letters explaining the changes are in the process of being mailed to all West Ryde branch customers this week."

For media enquiries, contact:

Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Media Release

ANZ

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Telephone 03 9273 6190
Facsimile 03 9273 4899
www.anz.com

For Release: 31 January 2002

ANZ reduces fees on personal bank accounts

ANZ today announced the introduction of two new transaction banking accounts providing customers with lower fees and easy-to-understand fee structures.

ANZ's new Access Advantage account will provide unlimited transactions through all ANZ channels, including branches, for a flat monthly fee of $5, saving heavy transactors up to $125 each year in fees.*

For low transactors with 10 monthly transactions via electronic channels, ANZ's new Access Select account will reduce their annual fees by $3.60 to $24 per year.* Access Select has no monthly account servicing fee, lower transaction fees and a cheque book option.

The Access Advantage and Access Select accounts will be available to all new customers from 4 February 2002. ANZ's current range of transaction accounts - Access Flexible, Value and Simplicity, and Personal Cheque accounts - will be phased out over the next three months and ANZ will transfer customers to the most appropriate new account. ANZ's Access Deeming and Access Basic accounts will remain available. Features of the new accounts include:

- Access Advantage - unlimited transactions through any channel (excluding non-ANZ ATMs) and cheque book option for a flat monthly fee of $5
- Access Select - a low-cost option with no monthly fee, six free electronic withdrawals, unlimited free internet transactions and a cheque book option
- Excess withdrawal fees have been simplified with all cheque, ATM, EFTPOS and Phone transactions now $0.50 (previously between $1.00 and $0.50 cents) and the internet transaction fee now free (previously $0.20)
- Children, students and customers over-60 will receive fee waivers on their account servicing fee, which means they will have fee-free banking with the Access Advantage account.

	Current Access Flexible (to be phased out)		**Access Advantage**		**Access Select**	
Account Service Fee	*$6*		$5		$0	
ASF Waiver	*$2,000*		No Waiver		n/a	
Free Withdrawals	*8 (2 branch)*		Unlimited		6 electronic, unlimited internet	
Excess Withdrawals	*Branch*	*$2.50*	Branch	Free	Branch	$2.50
	Cheque	*$1.00*	Cheque	Free	Cheque	$0.50
	ATM	*$0.65*	ATM	Free	ATM	$0.50
	EFTPOS	*$0.50*	EFTPOS	Free	EFTPOS	$0.50
	Phone	*$0.50*	Phone	Free	Phone	$0.50
	Internet	*$0.20*	Internet	Free	Internet	Free
	Non-ANZ ATM	*$1.50*	Non-ANZ ATM	$1.50	Non-ANZ ATM	$1.50

Note: All deposits are free. Existing waivers continue to apply to eligible customers.

The redesign of ANZ's transaction accounts is part of a series of steps taken by the bank during the past 12 months to improve its value to customers and relationship with the community.

...../2.

ANZ Chief Executive Officer, Mr John McFarlane said: "Customers have told us that the complexity and level of fees are among their biggest concerns and they are our largest source of complaints."

"We have therefore decided to tackle these issues head-on and take a real step forward in providing better value accounts. This now means that all our personal customers will get cheaper or fee-free banking.

"When we introduced fee-free transaction banking for over-60s, we increased customer numbers by over 25%. This initiative is designed to add value for our existing customers and to attract new customers to ANZ," Mr McFarlane said.

"Together with our Customer Charter we are now starting to make progress in tackling the issues at the heart of people's problems with banks – service and cost. I know there is a lot more to do but we now have some momentum on this issue.

ANZ's new Access accounts are supported by a range of specialist savings accounts including ANZ Progress Saver, term deposits and the ANZ V2 Plus cash management account.

A new account will also be introduced for customers who are saving for a home deposit - ANZ Progress Home Saver Account. ANZ Progress Home Saver account customers who achieve savings goals will benefit from a discount of up to 0.50% off a new ANZ Standard Variable Rate Home Loan or ANZ Variable Rate Residential Investment Loan.

The introduction of the new Access accounts follows other customer and community initiatives introduced during 2001 including:

- Seniors Privilege, an initiative that provides unlimited fee-free transactions for customers aged 60 or over from their ANZ personal transaction account.
- ANZ Access Basic, a new basic bank account, which provides a simple and affordable banking solution for Centrelink payment recipients and health care cardholders. It offers 15 fee-free transactions including over the counter transactions, no minimum account balance and no monthly account-keeping fee.
- Introduction of the ANZ Customer Charter which established benchmarks for the provision of service to customers in five areas - simple, fast account opening; access to services; privacy; plain language communication and complaint resolution.

For media enquiries, contact:

Paul Edwards
Head of Group Media Relations
Telephone: 03-9273 6955 or 0409-655 550 (mobile)
Email: edwardp12@anz.com

- High transactor and low transactor examples are detailed in the attachment.

Note for Editors:

*** Case studies on savings using new ANZ Access accounts**

High transactor
In this example, a high transactor – undertaking 20 transactions per month - would save $125.40 in fees per year by using the new ANZ Access Advantage account.

	New Access Advantage	**Old Access Flexible**
Branch Free Withdrawals	Unlimited	2
Electronic Free Withdrawals	Unlimited	Up to 8
Account Service Fee	$5.00	$6.00
12 Excess Transactions		
2 Branch	$0.00	$5.00
3 ANZ ATM	$0.00	$1.95
1 ANZ Phone Banking	$0.00	$0.50
4 EFTPOS	$0.00	$2.00
Excess Transaction Fees	$0.00	$9.45
Total Monthly Cost	$5.00	$15.45
Total Annual Cost	$60.00	$185.40
Total Annual Saving	**$125.40**	

Low transactor
In this example, a low transactor – undertaking 10 transactions per month - would save $3.60 in fees per year by using the new ANZ Access Select account.

	New Access Select	**Old Access Simplicity**
Branch Free Withdrawals	0	0
Electronic Free Withdrawals	6 Unlimited internet	6
Account Service Fee	$0.00	$0.00
4 Excess Transactions		
0 Branch	$0.00	$0.00
2 ANZ ATM	$1.00	$1.30
1 ANZ Phone Banking	$0.50	$0.50
1 EFTPOS	$0.50	$0.50
Excess Transaction Fees	$2.00	$2.30
Total Monthly Cost	$2.00	$2.30
Total Annual Cost	$24.00	$27.60
Total Annual Saving	**$3.60**	

Note: All deposit transactions are free.

Media Release

Corporate Affairs
Level 20, 100 Queen Street
Melbourne Vic 3000
Facsimile 03 9273 4899
www.anz.com

For Release: 8 January 2002

Mackay District Manager to retire

ANZ today announced that Mr Peter Parrish, District Manager of Mackay, will retire at the end of this month.

In a career at ANZ spanning 37 years, Mr Parrish has worked in various roles in Sydney, the Solomon Islands and throughout Queensland.

Mr Parrish and his family have lived in Mackay for 12 years and have made many lasting friendships in the district.

The Parrish family will remain in Mackay in the short-term.

For media enquiries, contact:

Rita Zonius
Media Relations Manager
Tel: 03-9273 6190 or 0409-655 551
Email: zoniusr@anz.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ACN, ARBN or ARSN

ABN 11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,115,667
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, pari passu with present ordinary shares. —
5	Issue price or consideration	1,024,133 shares for nil consideration 1,909 shares at $8.76 each 80,000 shares at $10.34 each 4,750 shares at $14.92 each 1,875 shares at $13.70 each 3,000 shares at $14.63 each 1,115,667 shares
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1,024,133 shares issued to the trustee of the ANZ Employee Share Acquisition Plan to hold in trust for 3 years from the date of issue. 91,534 shares issued on exercise of options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1,024,133 shares on 7 December 2001 50,000 shares on 24 December 2001 19,122 shares on 27 December 2001 6,823 shares on 28 December 2001 15,589 shares on 2 January 2002 1,115,667 shares

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,495,123,884	Ordinary fully paid
		1,189,419	Options on issue paid to 1 cent.
		30,277,420	Options on issue with no subscription paid.
		64,016,000	1998 Redeemable Preference Shares.
		60,016,000	1998 Redeemable Preference Shares (Series 2).

+ See chapter 19 for defined terms.

9	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

10	Is security holder approval required?	
11	Is the issue renounceable or non-renounceable?	
12	Ratio in which the +securities will be offered	
13	+Class of +securities to which the offer relates	
14	+Record date to determine entitlements	
15	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
16	Policy for deciding entitlements in relation to fractions	
17	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
18	Closing date for receipt of acceptances or renunciations	
19	Names of any underwriters	
20	Amount of any underwriting fee or commission	
21	Names of any brokers to the issue	
22	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

23	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
24	If the issue is contingent on +security holders' approval, the date of the meeting	
25	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
26	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
27	Date rights trading will begin (if applicable)	
28	Date rights trading will end (if applicable)	
29	How do +security holders sell their entitlements *in full* through a broker?	
30	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
31	How do +security holders dispose of their entitlements (except by sale through a broker)?	
32	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

33 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 33(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 40)

Tick to indicate you are providing the information or documents

34 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

35 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

Entities that have ticked box 33(b)

36	Number of securities for which +quotation is sought	
37	Class of +securities for which quotation is sought	
38	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
39	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period	

+ See chapter 19 for defined terms.

40 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

41 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Secretary Date: 3 January 2002

Print name: Peter John Mathews

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ACN, ARBN or ARSN

ABN 11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,750
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, pari passu with present ordinary shares.
5	Issue price or consideration	4,500 at $14.63 each 5,250 at $14.92 each 4,000 at $13.70 each 13,750 shares
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued on exercise of options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2,125 shares on 4 January 2002 11,625 shares on 7 January 2002 13,750 shares

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,495,137,634	Ordinary fully paid
1,189,419	Options on issue paid to 1 cent.
30,263,670	Options on issue with no subscription paid.
64,016,000	1998 Redeemable Preference Shares.
60,016,000	1998 Redeemable Preference Shares (Series 2).

9	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

10	Is security holder approval required?	
11	Is the issue renounceable or non-renounceable?	
12	Ratio in which the +securities will be offered	
13	+Class of +securities to which the offer relates	
14	+Record date to determine entitlements	
15	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
16	Policy for deciding entitlements in relation to fractions	
17	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
18	Closing date for receipt of acceptances or renunciations	
19	Names of any underwriters	
20	Amount of any underwriting fee or commission	
21	Names of any brokers to the issue	
22	Fee or commission payable to the broker to the issue	
23	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	

+ See chapter 19 for defined terms.

24	If the issue is contingent on +security holders' approval, the date of the meeting	
25	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
26	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
27	Date rights trading will begin (if applicable)	
28	Date rights trading will end (if applicable)	
29	How do +security holders sell their entitlements *in full* through a broker?	
30	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
31	How do +security holders dispose of their entitlements (except by sale through a broker)?	
32	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

33 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 33(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 40)

Tick to indicate you are providing the information or documents

34 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

35 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

Entities that have ticked box 33(b)

36 Number of securities for which +quotation is sought

37 Class of +securities for which quotation is sought

38 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

39 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

40 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

All entities

Fees

41 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Secretary Date: 9 January 2002

Print name: Peter John Mathews

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ACN, ARBN or ARSN

ABN 11 005 357 522

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	322,276
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, pari passu with present ordinary shares.
5	Issue price or consideration	255,969 shares at $17.05 each 53,557 shares at $8.76 each 3,000 shares at $14.63 each 6,750 shares at $14.92 each 3,000 shares at $13.70 each 322,276 shares
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	• 66,307 shares issued on exercise of options. • 255,969 shares issued to trustee to hold for the beneficial interest of 259 employees under the ANZ Employee Share Acquisition Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	255,969 shares on 24 October 2001 282 shares on 11 January 2002 54,618 shares on 16 January 2002 6,157 shares on 18 January 2002 5,250 shares on 22 January 2002 322,276 shares

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,495,459,910	Ordinary fully paid
		1,135,862	Options on issue paid to 1 cent.
		30,249,170	Options on issue with no subscription paid.
		64,016,000	1998 Redeemable Preference Shares.
		60,016,000	1998 Redeemable Preference Shares (Series 2).

+ See chapter 19 for defined terms.

9	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

10	Is security holder approval required?	
11	Is the issue renounceable or non-renounceable?	
12	Ratio in which the +securities will be offered	
13	+Class of +securities to which the offer relates	
14	+Record date to determine entitlements	
15	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
16	Policy for deciding entitlements in relation to fractions	
17	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. *Cross reference: rule 7.7.*	
18	Closing date for receipt of acceptances or renunciations	
19	Names of any underwriters	
20	Amount of any underwriting fee or commission	
21	Names of any brokers to the issue	

+ See chapter 19 for defined terms.

22	Fee or commission payable to the broker to the issue	
23	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
24	If the issue is contingent on +security holders' approval, the date of the meeting	
25	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
26	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
27	Date rights trading will begin (if applicable)	
28	Date rights trading will end (if applicable)	
29	How do +security holders sell their entitlements *in full* through a broker?	
30	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
31	How do +security holders dispose of their entitlements (except by sale through a broker)?	
32	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

33 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 33(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 40)

Tick to indicate you are providing the information or documents

34 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

35 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

Entities that have ticked box 33(b)

36	Number of securities for which +quotation is sought	
37	Class of +securities for which quotation is sought	
38	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
39	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period	

		Number	+Class
40	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

All entities

Fees

41 Payment method (tick one)

- [ ] Cheque attached
- [ ] Electronic payment made

  Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.
- [x] Periodic payment as agreed with the home branch has been arranged

  Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: [signature] Secretary Date: 24 January 2002

Print name: Karen Ka-Leng Phillips

== == == == ==

+ See chapter 19 for defined terms.

ASIC registered agent number	7159	207 page 1/1 15 July 2001
lodging party or agent name	ANZ Company Secretary's Office	
office, level, building name or PO Box no.	Level 6	
street number & name	100 Queen Street	
suburb/city	Melbourne state/territory VIC postcode 3000	
telephone	(03) 9273 6141	
facsimile	(03) 9273 6142	ASS. ☐ REQ-A ☐ CASH. ☐ REQ-P ☐ PROC. ☐
DX number	suburb/city	

Australian Securities & Investments Commission

form **207**

Corporations Act 2001
254X(1)

Notification of
share issue

company name	AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N.	005 357 522

Details of the issue

date of issue (d/m/y) 02 / 01 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	589	$8.76	$0.00
ORD	15,000	$10.34	$0.00

1. Have all shares been issued for cash only? Yes ☒ No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 3 / 01 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notification of
share issue

form **207**
Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 28 / 12 / 2001 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	823	$8.76	$0.00
ORD	3,500	$14.92	$0.00
ORD	1,000	$13.70	$0.00
ORD	1,500	$14.63	$0.00

1. Have all shares been issued for cash only? Yes [X] No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 3 / 01 / 02

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **207**

Corporations Act 2001
254X(1)

Notification of
share issue

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 27 / 12 / 2001 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	875	$13.70	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 3 / 01 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 27 / 12 / 2001 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	15,000	$10.34	$0.00
ORD	497	$8.76	$0.00
ORD	1,500	$14.63	$0.00
ORD	1,250	$14.92	$0.00

1. Have all shares been issued for cash only? Yes ☒ No ☐
If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 3 / 01 / 02

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of
share issue

form **207**
Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 24 / 12 / 2001 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	50,000	$10.34	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 3 / 01 / 02

Small business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **207**

Notification of
share issue

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 7 / 12 / 2001 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	1,024,133	$0.00	$0.00

1. Have all shares been issued for cash only? Yes ☐ No ☒
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No. Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here date 3 / 01 / 02

207 page 1/1 15 July 2001

ASIC registered agent number	7159
lodging party or agent name	ANZ Company Secretary's Office
office, level, building name or PO Box no.	Level 6
street number & name	100 Queen Street
suburb/city	Melbourne state/territory VIC postcode 3000
telephone	(03) 9273 6141
facsimile	(03) 9273 6142
DX number	suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **207**

Corporations Act 2001
254X(1)

Notification of
share issue

company name	AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N.	005 357 522

Details of the issue

date of issue (d/m/y) 4 / 01 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	1,500	$14.63	$0.00
ORD	625	$13.70	$0.00

1. Have all shares been issued for cash only? Yes [X] No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 9 / 01 / 02

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. REQ-A
CASH. REQ-P
PROC.

Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 7 / 01 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	3,000	$14.63	$0.00
ORD	5,250	$14.92	$0.00
ORD	3,375	$13.70	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No,** see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 9 / 01 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notification of
share issue

form **207**
Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 11 / 01 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	282	$8.76	$0.00

1. Have all shares been issued for cash only? Yes [X] No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 24 / 01 / 02

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

207 page 1/1 15 July 2001

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 16 / 01 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	52,368	$8.76	$0.00
ORD	1,500	$13.70	$0.00
ORD	750	$14.63	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 24 / 01 / 02

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of
share issue

form **207**
Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 18 / 01 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	907	$8.76	$0.00
ORD	1,500	$13.70	$0.00
ORD	3,750	$14.92	$0.00

1. Have all shares been issued for cash only? Yes [X] No [ ]
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes [ ] No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 24 / 01 / 02

207 page 1/1 15 July 2001

ASIC registered agent number	7159
lodging party or agent name	ANZ Company Secretary's Office
office, level, building name or PO Box no.	Level 6
street number & name	100 Queen Street
suburb/city	Melbourne state/territory VIC postcode 3000
telephone	(03) 9273 6141
facsimile	(03) 9273 6142
DX number	suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notification of
share issue

form 207

Corporations Act 2001
254X(1)

company name	AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N.	005 357 522

Details of the issue

date of issue (d/m/y) 22 / 01 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	2,250	$14.63	$0.00
ORD	3,000	$14.92	$0.00
			$0.00

1. Have all shares been issued for cash only? Yes [X] No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No [X]
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 24 / 01 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

207 page 1/1 15 July 2001

ASIC registered agent number 7159
lodging party or agent name ANZ Company Secretary's Office
office, level, building name or PO Box no. Level 6
street number & name 100 Queen Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone (03) 9273 6141
facsimile (03) 9273 6142
DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notification of
share issue

form **207**
Corporations Act 2001
254X(1)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the issue

date of issue (d/m/y) 24 / 10 / 2001 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	ORDINARY FULLY PAID SHARE

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	255,969	$17.05	$0.00

1. Have all shares been issued for cash only? Yes ☒ No ☐
   If Yes, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☒
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   If No, Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 24 / 01 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number 7159
lodging party or agent name ANZ BANK
office, level building name or PO Box no. LEVEL 6
street number & name 100 QUEEN STREET
suburb/city MELBOURNE state/territory VIC postcode 3000
telephone (03)92736141
facsimile (03)92736142
DX number suburb/city

A BARCODE IS NOT REQUIRED ON THIS DOCUMENT

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notification of

details of shares issued other than for cash

form **208**

Corporations Act 2001
117(2), 163(3), 254X(1), 601BC(2)

company name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
A.C.N. 005 357 522

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
ORD	1024133	07/12/01

class code	total number of shares issued	date of issue (d/m/y)

class code	total number of shares issued	date of issue (d/m/y)

Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☒ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution and/or replaceable rules: Rule 22.1 shares issued under the ANZ Employee Share Acquisition Plan as approved by shareholders at the Company's AGM held on 21/01/98.

☐ **The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.**

or

☐ **The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.**

date of relevant resolution or authority (d/m/y) / /
summary of the provisions of the relevant resolution or other authority

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property:

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	$

☐ **The issue was made in consideration of services rendered or any other consideration not mentioned above.**

details:

Signature

I certify that the information in this form is true and complete.

print name KAREN KA-LENG PHILLIPS capacity SECRETARY

sign here [signature] date 03/01/2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Form **604**
Corporations Act 2001
Section 671B

Notice of change in interests of substantial holder

To Company Name ETRADE AUSTRALIA LIMITED (Etrade)

ACN/ARSN 003 042 082

1. Details of substantial holder

Name **Australia and New Zealand Banking Group Limited (ANZ)**

ACN/ARSN (if applicable) **11 005 357 522**

There was a change in the interests of the substantial holder on 02 January 2002.

The previous notice was given to the company on 01 October 2001.

The previous notice was dated 03 October 2001.

This notice is given by ANZ on behalf of itself and each of the related bodies corporate of ANZ ("ANZ Subsidiaries") specified in the list of 5 pages annexed to this notice and marked Schedule 'A'.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous notice		Present notice	
	Person's votes	Voting power %	Person's votes	Voting power %
Ordinary	24,464,726	30.94	24,464,726	28.62

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
02/01/02	ANZ and ANZ Subsidiaries	New shares issued by Etrade to a third party have affected the percentage of shares held by ANZ.	Nil	Nil	Nil

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
ANZ and ANZ Subsidiaries	ANZ	ANZ	ANZ is the holder of the securities.	24,464,726 Ordinary	24,464,726

5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Schedule 'C' attached.	Ceased to be an associate as a result of sale or deregistration.

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne
ANZ Subsidiaries	As per Schedule 'B' attached.

Signature

print name Peter John Mathews capacity Secretary

sign here [signature] date 03/01/2001

Annexure "A"

This is the Annexure of five (5) pages marked "A" referred to in the form 604 Notice of change in interests of substantial holder

Signed by me and dated 3 January 2002

....

Peter J Mathews - Secretary
Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED CONTROLLED ENTITIES

Domicile	Australia and New Zealand Banking Group Limited	**% Owned**	**Reg Office**
Australia	AFT Investors Services Pty Ltd		1
Australia	Alliance Holdings Limited		1
American Samoa	Amerika Samoa Bank Inc.		22
Australia	ANZcover Insurance Pty Ltd		1
Australia	ANZASSS No. 2 (NMRBE) Pty Ltd		1
Australia	ANZEST Pty Ltd		1
Australia	ANZ Adelaide Group Limited Pty Ltd		1
Australia	ANZ Capel Court Limited		2
Australia	Capel Court International Investments Pty Ltd		2
Australia	Capel Court Management Limited		2
Australia	Valuta Group Pty. Limited		2
Australia	Valuta (No. 2) Pty. Limited		2
Australia	Valuta Properties Pty. Limited		2
Australia	ANZ Capital Hedging Pty Ltd		1
Australia	ANZ Custodians Pty Ltd		1
Delaware, USA	ANZ (Delaware) Inc.		3
Australia	ANZ Executors & Trustee Company Limited		1
Australia	ANZ Executors & Trustee Company (Canberra) Limited		1
Australia	ANZ Financial Products Pty Ltd		2
Australia	ANZ Funds Pty. Ltd.		1
Samoa	ANZ Bank (Samoa) Limited		7
New Zealand	ANZ Holdings (New Zealand) Limited		6
New Zealand	ANZ Banking Group (New Zealand) Limited		6
New Zealand	ANZ Investment Services (New Zealand) Limited		6
New Zealand	ANZ Property Holdings Limited		6
New Zealand	Bage Investments Limited		6
New Zealand	Endeavour Equities Limited		6
New Zealand	Endeavour Finance Limited		6
New Zealand	Tui Endeavour Limited		6
New Zealand	Endeavour Securities Limited		6
New Zealand	Tui Securities Limited		6
New Zealand	UDC Finance Limited		6

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned #	Reg Office
New Zealand	Loan Service Centre (NZ) Limited		6
New Zealand	Truck Leasing Limited		6
New Zealand	Eftpos New Zealand Limited		6
New Zealand	Always There Limited		6
Australia	Always There (Australia) Pty Limited	—	1
Australia	EFT-POS Australia Pty Ltd		-
New Zealand	Eklick New Zealand Limited		6
Hong Kong	ANZ International (Hong Kong) Limited		17
Hong Kong	ANZ Asia Limited		17
Vanuatu	ANZ Bank (Vanuatu) Limited		8
Vanuatu	La Serigne Limited		8
Singapore	ANZ International Private Limited		15
Singapore	ANZCOVER Pte. Ltd.		16
Singapore	ANZ Singapore Limited		15
Singapore	ANZ IPB Nominees Pte Ltd		15
Singapore	Torridon Pte Ltd		15
India	ANZ Information Technology Pvt Limited		9
Cook Islands	ANZ/V-Trac International Leasing Company	95%	20
Kiribati	Bank of Kiribati Ltd	75%	24
Australia	Binnstone Traders Pty Limited		1
Australia	Deori Pty Ltd		1
Delaware, USA	Ecomven LLC		25
Australia	Ecomven (Australia) Pty Ltd		1
Australia	LFD Limited		1
Australia	GNPL Pty Ltd		1
Australia	RFDL Pty Ltd		1
England	Minerva Holdings Limited		14
England	ANZEF Limited		14
England	ANZEF Leasing No. 1 Limited		14
England	ANZEF Leasing No. 2 Limited		14
England	ANZ Emerging Markets Holdings Limited		14
England	ANZ Securities (UK) Limited		14
Netherlands	ANZ Eurofinance B.V.		4
England	ANZ Global Nominees Limited		14
England	ANZIM Limited		14
Cayman Islands	ANZ International (Cayman Islands) Limited (in liquidation)		10
Netherlands	ANZ Investments (UK) B.V.		23
England	ANZ Leasing Limited		14
England	ANZ Leasing (No. 2) Ltd		14
England	ANZMB Limited		14
England	ANZ McCaughan (UK) Limited (in liquidation)		14
New York, USA	ANZ Securities Inc.		13
England	Brandts Nominees Limited		14
Netherlands	Grindlays Eurofinance B.V.		4

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned #	Reg Office
Guernsey	Minerva Fund Management (Guernsey) Limited		5
England	Minerva Nominees Limited		14
England	Minerva Nominees (No.2) Limited		14
England	Spey Industrials Limited		14
Australia	Town & Country Land Holdings Pty Ltd		1
Australia	Votraint No. 1103 Pty Limited		1
Australia	ANZ General Insurance Pty. Limited		1
Australia	ANZ General Partner Pty Ltd		2
Australia	ANZ Holdings Pty Ltd		1
Australia	ANZ Infrastructure Investments Limited		18
Australia	ANZ Investment Holdings Pty Ltd		1
Australia	530 Collins Street Property Trust		1
Australia	ANZ Investments Pty Ltd		1
Australia	ANZ Leasing Pty. Ltd.		1
Australia	ANZ Leasing (ACT) Pty. Ltd.		1
Australia	ANZ Leasing (NSW) Pty. Ltd.		1
Australia	ANZ Leasing (NT) Pty. Ltd.		1
Australia	ANZ Leasing (Vic) Pty. Ltd.		1
Australia	ANZ Lenders Mortgage Insurance Pty. Limited		1
Australia	ANZ Life Assurance Company Limited		1
New York, USA	ANZ Limited Partnership		13
Australia	ANZ Managed Investments Limited		1
Australia	ANZ Margin Services Pty Limited		1
Australia	ANZ MRP Pty Ltd		2
Australia	ANZ Nominees Limited		1
Brazil	ANZ Participacoes E Servicos Ltda		12
Australia	ANZ Payment Services Pty Limited		1
England	ANZ Pensions (UK) Limited		14
Australia	ANZ Properties (Australia) Pty Ltd		1
Australia	Weelya Pty. Ltd.		1
New York, USA	ANZ Realty Holdings (USA) Inc		13
Australia	ANZ Rewards Pty Ltd		1
Australia	ANZ Rewards No. 2 Pty Ltd		1
Australia	ANZ Rural Products Pty Ltd		2
Australia	ANZ Securities (Holdings) Limited		2
Australia	ANZ Futures Limited		2
Australia	ANZIB Specialist Asset Management Limited		2
New Zealand	ANZ Securities (New Zealand) Limited		6
New Zealand	ANZMAC Securities (New Zealand) Nominees Limited		6
Delaware, USA	ANZ Securities (USA) Inc *(to be struck off)*		13
Australia	ANZ Securities Limited		2

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned #	Reg Office
Australia	ANZ Securities (Entrepot) Pty Ltd		2
Australia	ANZ Securities (Nominee) Pty Ltd		2
Australia	ANZ Underwriting Limited		2
Australia	ANZ Technical Services Pty Ltd		1
England	ANZ U.K. Dividends (AUD) Limited		14
PNG	Australia and New Zealand Banking Group (PNG) Limited		19
PNG	8 & 9 Chester Street Ltd		19
Jersey	Bellgrove Services Limited		11
Australia	Bellinz Pty Ltd (proposed for deregistration)		1
Australia	Eauto Pty Ltd		1
Australia	Ecomel Pty. Limited		1
Australia	EFT-POS Australia Pty Ltd		1
Australia	Elgeba Pty. Limited		1
Australia	E S & A Holdings Pty Ltd		1
Australia	E S & A Properties (Australia) Pty Ltd (proposed for deregistration)		1
Australia	Esanda Finance Corporation Limited		1
Australia	ANZ Vendor Solutions Pty Limited		1
Australia	Esanda (Wholesale) Proprietary Limited		1
Australia	Fleet Partners Pty Limited		1
Australia	Claric 246 Pty Ltd		1
Australia	P L Lease Management Pty Ltd		1
Australia	International Corporate Park Management Pty Ltd	*4.6	1
Australia	Loan Service Centre Pty Limited		1
Australia	Mercantile Credits Pty Ltd		1
Australia	ANZCAP Leasing Services Pty Ltd		1
Australia	ANZCAP Leasing (Vic.) Pty. Ltd.		1
Australia	FCA Finance Pty. Limited		1
Australia	Analed Pty. Ltd.		1
Australia	Crebb No 1 Pty Ltd		1
Australia	Crebb No 2 Pty Ltd		1
Australia	Crebb No 3 Pty Ltd		1
Australia	Crebb No 4 Pty Ltd		1
Australia	Crebb No 5 Pty Ltd		1
Australia	Crebb No 6 Pty Ltd		1
Australia	Crebb No 7 Pty Ltd		1
Australia	Crebb No 8 Pty Ltd		1
Australia	Crebb No 9 Pty Ltd		1
Australia	Crebb No 10 Pty Ltd		1
Australia	Crebb No 11Pty Ltd		1
Australia	Crebb No 12 Pty Ltd		1
Australia	Crebb No 13 Pty Ltd		1
Australia	Crebb No 14 Pty Ltd		1
Australia	Crebb No 15 Pty Ltd		1
Australia	G-BNWF Aircraft Pty Ltd		2
Australia	G-BNWG Aircraft Pty Ltd		2

Annexure "A"

Domicile	Australia and New Zealand Banking Group Limited	% Owned #	Reg Office
Australia	G-BNWK Aircraft Pty Ltd		2
Australia	G-BNWP Aircraft Pty Ltd		2
Australia	Japan Australia Venture Capital Fund (MIC) Pty Ltd		1
Australia	JIKK Pty Ltd		1
Australia	NMRB Finance Limited *(In Liquidation)*		-
Australia	NMRB Pty Ltd		1
Australia	NMRSB Pty Ltd		1
Australia	Orchard Investments Pty Ltd		1
Indonesia	PT ANZ Panin Bank	85	21
Jersey	Sabeus Trade Services Limited		11
England	The Bank of Australasia *(In Liquidation)*		-
England	The London Bank of Australia *(In Liquidation)*		-
England	The Union Bank of Australia Limited *(In Liquidation)*		-

NOTES:

All companies are 100% owned within the Group unless otherwise indicated.
* Controlled directly by ANZ, not shareholder.

Annexure "B"

This is the Annexure of one (1) page marked "B" referred to in the form 604 Notice of change in interests of substantial holder

Signed by me and dated 3 January 2002

....

Peter J Mathews - Secretary
Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

CONTROLLED ENTITIES

Registered Offices

1. Level 6, 100 Queen Street, Melbourne, **Australia 3000**
2. Level 12, 530 Collins Street, Melbourne, **Australia 3000**
3. C/O United States Corporation Company, 1013 Centre Road, Wilmington **Delaware USA 19805**
4. Burgemeester Rijnderslaan 10, 1185 Mc Amstelveen, **The Netherlands**
5. Sydney Vale House, Rue du Commerce, St Peter Port, **Guernsey, Channel Islands**
6. **Level 15, ANZ Tower, 215-229 Lambton Quay, Wellington,** New Zealand
7. **Beach Road, Apia,** Samoa
8. **C/O KPMG, KPMG House, Rue Pasteur, Port Villa,** Vanuatu
9. **Shariff Chamber, 14 Cunningham Road, Bangalore,** India 560052
10. **Ugland House, South Church Street, Grand Cayman,** Cayman Islands
11. 15 Castle Street, St. Helier JE4 8ZH, Jersey, **Channel Islands**
12. Av - Rio Branco (Head Office) 01 Grupo 810 Rio de Janeiro RJ **Brazil**
13. 6th Floor, 1177 Avenue of the Americas, New York, **New York, USA 10036**
14. Minerva House, Montague Close, London, **SE1 9DH England**
15. 20 Raffles Place, #17-00 Ocean Towers, Singapore **048620**
16. 51 Bras Basah Road #08-03 Plaza by the Park, **Singapore 189554**
17. Suite 3101-3105, 27th Floor, One Exchange Square, 8 Connaught Place, **Central Hong Kong**
18. Level 11, 12 Moore Street, Canberra **ACT 2601**
19. Defens Haus, Cnr Champion Parade & Hunter Street, Port Moresby, **Papua New Guinea**
20. C/ Trust Net (Cook Islands) Limited, CIDB Building, Avarua Raratonga, **Cook Islands**
21. Ground & 1st Floor, Panin Bank Centre, JI Jend Sudirman (Senayan) Jakarta, **Indonesia, 10270**
22. **Amerika Samoa Bank Building, Fagatogo,** American Samoa
23. **Groeselaan 18, 3521 CB Utrecht,** Netherlands
24. PO Box 66, Bairiki, Tarawa, **Republic of Kiribati**
25. C/O The Corporation Trust Co, 1209 Orange Street, Wilmington, **Delaware, USA**

Annexure "C"

This is the Annexure of one (1) page marked "C" referred to in the form 604 Notice of change in interests of substantial holder

Signed by me and dated 3 January 2002

....

Peter J Mathews - Secretary
Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

CONTROLLED ENTITIES

Domicile	Australia and New Zealand Banking Group Limited	% Owned #	Reg Office
Australia	ANZ Finance (Far East) Pty Ltd		1
Australia	AFT (Canberra) Limited		1
Australia	Glen Gala Estates Pty Limited		1

Form 605
Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	Baycorp Advantage Limited (previously known as DATA Advantage Limited)
ACN/ARSN	080 062 568

1. Details of substantial holder

Name	ANZ Managed Investments Limited ("ANZMI")
ACN/ARSN (if applicable)	004 392 269

This notice is given by Australia and New Zealand Banking Group Limited, ABN 11 005 357 552 **(ANZ)** On behalf of itself and each of the controlled bodies corporate or related bodies corporate of anz **(ANZ Subsidiaries)** named in the list of 4 pages annexed to this notice and marked 'A'

The holder ceased to be a substantial holder on 14th December 2001.
The previous notice was given to the company on 31st January 2000.
The previous notice was dated 31st January 2000.

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
14/12/01	ANZ Life Assurance Company Limited **("ANZLIFE")**	A merger of DATA Advantage Limited and Baycorp Holdings Limited by scheme of arrangement which reduced the interest held to below 5%.	Nil	227,529,183	2.53%
14/12/01	ANZ Managed Investments Limited **(ANZMI)**		Nil	227,529,183	2.53%
14/12/01	ANZ Executors & Trustee Company Ltd **(ANZET)**		Nil	227,529,183	2.53%
14/12/01	Equity Trustees Executors & Agency Company Limited **(EQUITY)**		Nil	227,529,183	2.53%

3. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	Nil

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
ANZ	Level 6, 100 Queen Street, Melbourne, Victoria 3000
ANZ Subsidiaries,	Refer Schedule marked 'A'
ANZ Life, ANZET, ANZMI	Level 6, 100 Queen Street, Melbourne, Victoria 3000

Signature

print name Karen K Phillips capacity Secretary

sign here [signature] date 10//01/2002

Annexure "A"

This is the Annexure of five (5) pages marked "A" referred
to in the form 604 Notice of change in interests of substantial holder

Signed by me and dated 10 January 2002

....
Karen K Phillips - Secretary
Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
CONTROLLED ENTITIES

Domicile	Australia and New Zealand Banking Group Limited	% Owned	Reg Office
Australia	AFT Investors Services Pty Ltd		1
Australia	Alliance Holdings Limited		1
American Samoa	Amerika Samoa Bank Inc.		22
Australia	ANZcover Insurance Pty Ltd		1
Australia	ANZASSS No. 2 (NMRBE) Pty Ltd		1
Australia	ANZEST Pty Ltd		1
Australia	ANZ Adelaide Group Pty Ltd		1
Australia	ANZ Capel Court Limited		2
Australia	Capel Court International Investments Pty Ltd		2
Australia	Capel Court Management Limited		2
Australia	Valuta Group Pty. Limited		2
Australia	Valuta (No. 2) Pty. Limited		2
Australia	Valuta Properties Pty. Limited		2
Australia	ANZ Capital Hedging Pty Ltd		1
Australia	ANZ Custodians Pty Ltd		1
Delaware, USA	ANZ (Delaware) Inc.		3
Australia	ANZ Executors & Trustee Company Limited		1
Australia	ANZ Executors & Trustee Company (Canberra) Limited		1
Australia	ANZ Financial Products Pty Ltd		2
Australia	ANZ Funds Pty. Ltd.		1
Samoa	ANZ Bank (Samoa) Limited		7
New Zealand	ANZ Holdings (New Zealand) Limited		6
New Zealand	ANZ Banking Group (New Zealand) Limited		6
New Zealand	ANZ Investment Services (New Zealand) Limited		6
New Zealand	ANZ Property Holdings Limited		6
New Zealand	Bage Investments Limited		6
New Zealand	Endeavour Equities Limited		6
New Zealand	Endeavour Finance Limited		6
New Zealand	Tui Endeavour Limited		6
New Zealand	Endeavour Securities Limited		6
New Zealand	Tui Securities Limited		6
New Zealand	UDC Finance Limited		6

Domicile	Australia and New Zealand Banking Group Limited	% Owned #	Reg Office
New Zealand	Loan Service Centre (NZ) Limited		6
New Zealand	Truck Leasing Limited		6
New Zealand	Eftpos New Zealand Limited		6
New Zealand	Always There Limited		6
Australia	Always There (Australia) Pty Limited		1
Australia	EFT-POS Australia Pty Ltd		-
New Zealand	Eklick New Zealand Limited		6
Hong Kong	ANZ International (Hong Kong) Limited		17
Hong Kong	ANZ Asia Limited		17
Vanuatu	ANZ Bank (Vanuatu) Limited		8
Vanuatu	La Serigne Limited		8
Singapore	ANZ International Private Limited		15
Singapore	ANZCOVER Pte. Ltd.		16
Singapore	ANZ Singapore Limited		15
Singapore	ANZ IPB Nominees Pte Ltd		15
Singapore	Torridon Pte Ltd		15
India	ANZ Information Technology Pvt Limited		9
Cook Islands	ANZ/V-Trac International Leasing Company	95%	20
Kiribati	Bank of Kiribati Ltd	75%	24
Australia	Binnstone Traders Pty Limited		1
Australia	Deori Pty Ltd		1
Delaware, USA	Ecomven LLC		25
Australia	Ecomven (Australia) Pty Ltd		1
Australia	LFD Limited		1
Australia	GNPL Pty Ltd		1
Australia	RFDL Pty Ltd		1
England	Minerva Holdings Limited		14
England	ANZEF Limited		14
England	ANZEF Leasing No. 1 Limited		14
England	ANZEF Leasing No. 2 Limited		14
England	ANZ Emerging Markets Holdings Limited		14
England	ANZ Securities (UK) Limited		14
Netherlands	ANZ Eurofinance B.V.		4
England	ANZ Global Nominees Limited		14
England	ANZIM Limited		14
Cayman Islands	ANZ International (Cayman Islands) Limited (in liquidation)		10
Netherlands	ANZ Investments (UK) B.V.		23
England	ANZ Leasing Limited		14
England	ANZ Leasing (No. 2) Ltd		14
England	ANZMB Limited		14
England	ANZ McCaughan (UK) Limited (in liquidation)		14
New York, USA	ANZ Securities Inc.		13
England	Brandts Nominees Limited		14
Netherlands	Grindlays Eurofinance B.V.		4

Domicile	Australia and New Zealand Banking Group Limited	% Owned #	Reg Office
Guernsey	Minerva Fund Management (Guernsey) Limited		5
England	Minerva Nominees Limited		14
England	Minerva Nominees (No.2) Limited		14
England	Spey Industrials Limited		14
Australia	Town & Country Land Holdings Pty Ltd		1
Australia	Votraint No. 1103 Pty Limited		1
Australia	ANZ General Insurance Pty. Limited		1
Australia	ANZ General Partner Pty Ltd		2
Australia	ANZ Holdings Pty Ltd		1
Australia	ANZ Infrastructure Investments Limited		18
Australia	ANZ Investment Holdings Pty Ltd		1
Australia	530 Collins Street Property Trust		1
Australia	ANZ Investments Pty Ltd		1
Australia	ANZ Leasing Pty. Ltd.		1
Australia	ANZ Leasing (ACT) Pty. Ltd.		1
Australia	ANZ Leasing (NSW) Pty. Ltd.		1
Australia	ANZ Leasing (NT) Pty. Ltd.		1
Australia	ANZ Leasing (Vic) Pty. Ltd.		1
Australia	ANZ Lenders Mortgage Insurance Pty. Limited		1
Australia	ANZ Life Assurance Company Limited		1
New York, USA	ANZ Limited Partnership		13
Australia	ANZ Managed Investments Limited		1
Australia	ANZ Margin Services Pty Limited		1
Australia	ANZ MRP Pty Ltd		2
Australia	ANZ Nominees Limited		1
Brazil	ANZ Participacoes E Servicos Ltda		12
Australia	ANZ Payment Services Pty Limited		1
England	ANZ Pensions (UK) Limited		14
Australia	ANZ Properties (Australia) Pty Ltd		1
Australia	Weelya Pty. Ltd.		1
New York , USA	ANZ Realty Holdings (USA) Inc		13
Australia	ANZ Rewards Pty Ltd		1
Australia	ANZ Rewards No. 2 Pty Ltd		1
Australia	ANZ Rural Products Pty Ltd		2
Australia	ANZ Securities (Holdings) Limited		2
Australia	ANZ Futures Limited		2
Australia	ANZIB Specialist Asset Management Limited		2
New Zealand	ANZ Securities (New Zealand) Limited		6
New Zealand	ANZMAC Securities (New Zealand) Nominees Limited		6
Delaware, USA	ANZ Securities (USA) Inc *(to be struck off)*		13
Australia	ANZ Securities Limited		2

Domicile	Australia and New Zealand Banking Group Limited	% Owned #	Reg Office
Australia	ANZ Securities (Entrepot) Pty Ltd		2
Australia	ANZ Securities (Nominee) Pty Ltd		2
Australia	ANZ Underwriting Limited		2
Australia	ANZ Technical Services Pty Ltd		1
England	ANZ U.K. Dividends (AUD) Limited		14
PNG	Australia and New Zealand Banking Group (PNG) Limited		19
PNG	8 & 9 Chester Street Ltd		19
Jersey	Bellgrove Services Limited		11
Australia	Bellinz Pty Ltd (proposed for deregistration)		1
Australia	Eauto Pty Ltd		1
Australia	Ecomel Pty. Limited		1
Australia	Elgeba Pty. Limited		1
Australia	E S & A Holdings Pty Ltd		1
Australia	E S & A Properties (Australia) Pty Ltd (proposed for deregistration)		1
Australia	Esanda Finance Corporation Limited		1
Australia	ANZ Vendor Solutions Pty Limited		1
Australia	Esanda (Wholesale) Proprietary Limited		1
Australia	Fleet Partners Pty Limited		1
Australia	Claric 246 Pty Ltd		1
Australia	P L Lease Management Pty Ltd		1
Australia	International Corporate Park Management Pty Ltd	*4.6	1
Australia	Loan Service Centre Pty Limited		1
Australia	Mercantile Credits Pty Ltd		1
Australia	ANZCAP Leasing Services Pty Ltd		1
Australia	ANZCAP Leasing (Vic.) Pty. Ltd.		1
Australia	FCA Finance Pty. Limited		1
Australia	Analed Pty. Ltd.		1
Australia	Crebb No 1 Pty Ltd		1
Australia	Crebb No 2 Pty Ltd		1
Australia	Crebb No 3 Pty Ltd		1
Australia	Crebb No 4 Pty Ltd		1
Australia	Crebb No 5 Pty Ltd		1
Australia	Crebb No 6 Pty Ltd		1
Australia	Crebb No 7 Pty Ltd		1
Australia	Crebb No 8 Pty Ltd		1
Australia	Crebb No 9 Pty Ltd		1
Australia	Crebb No 10 Pty Ltd		1
Australia	Crebb No 11Pty Ltd		1
Australia	Crebb No 12 Pty Ltd		1
Australia	Crebb No 13 Pty Ltd		1
Australia	Crebb No 14 Pty Ltd		1
Australia	Crebb No 15 Pty Ltd		1
Australia	G-BNWF Aircraft Pty Ltd		2
Australia	G-BNWG Aircraft Pty Ltd		2

Domicile	Australia and New Zealand Banking Group Limited	% Owned #	Reg Office
Australia	G-BNWK Aircraft Pty Ltd		2
Australia	G-BNWP Aircraft Pty Ltd		2
Australia	Japan Australia Venture Capital Fund (MIC) Pty Ltd		1
Australia	JIKK Pty Ltd		1
Australia	NMRB Finance Limited *(In Liquidation)*		-
Australia	NMRB Pty Ltd		1
Australia	NMRSB Pty Ltd		1
Australia	Orchard Investments Pty Ltd		1
Indonesia	PT ANZ Panin Bank	85	21
Jersey	Sabeus Trade Services Limited		11
England	The Bank of Australasia *(In Liquidation)*		-
England	The London Bank of Australia *(In Liquidation)*		-
England	The Union Bank of Australia Limited *(In Liquidation)*		-

NOTES:

All companies are 100% owned within the Group unless otherwise indicated.

* Controlled directly by ANZ, not shareholder.

Annexure "B"

This is the Annexure of one (1) page marked "A" referred
to in the form 605 Notice of change in interests of substantial holder

Signed by me and dated 10 January 2002

....
Karen K Phillips - Secretary
Australia and New Zealand Banking Group Limited

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

CONTROLLED ENTITIES

Registered Offices

1. Level 6, 100 Queen Street, Melbourne, Australia 3000
2. Level 12, 530 Collins Street, Melbourne, Australia 3000
3. C/O United States Corporation Company, 1013 Centre Road, Wilmington Delaware USA 19805
4. Burgemeester Rijnderslaan 10, 1185 Mc Amstelveen, The Netherlands
5. Sydney Vale House, Rue du Commerce, St Peter Port, Guernsey, Channel Islands
6. Level 15, ANZ Tower, 215-229 Lambton Quay, Wellington, New Zealand
7. Beach Road, Apia, Samoa
8. C/O KPMG, KPMG House, Rue Pasteur, Port Villa, Vanuatu
9. Shariff Chamber, 14 Cunningham Road, Bangalore, India 560052
10. Ugland House, South Church Street, Grand Cayman, Cayman Islands
11. 15 Castle Street, St. Helier JE4 8ZH, Jersey, Channel Islands
12. Av - Rio Branco (Head Office) 01 Grupo 810 Rio de Janeiro RJ Brazil
13. 6th Floor, 1177 Avenue of the Americas, New York, New York, USA 10036
14. Minerva House, Montague Close, London, SE1 9DH England
15. 20 Raffles Place, #17-00 Ocean Towers, Singapore 048620
16. 51 Bras Basah Road #08-03 Plaza by the Park, Singapore 189554
17. Suite 3101-3105, 27th Floor, One Exchange Square, 8 Connaught Place, Central Hong Kong
18. Level 11, 12 Moore Street, Canberra ACT 2601
19. Defens Haus, Cnr Champion Parade & Hunter Street, Port Moresby, Papua New Guinea
20. C/ Trust Net (Cook Islands) Limited, CIDB Building, Avarua Raratonga, Cook Islands
21. Ground & 1st Floor, Panin Bank Centre, JI Jend Sudirman (Senayan) Jakarta, Indonesia, 10270
22. Amerika Samoa Bank Building, Fagatogo, American Samoa
23. Groeselaan 18, 3521 CB Utrecht, Netherlands
24. PO Box 66, Bairiki, Tarawa, Republic of Kiribati
25. C/O The Corporation Trust Co, 1209 Orange Street, Wilmington, Delaware, USA

Pmt 7/1/02
CV 916335

ASC registered agent number:
lodging party or agent name: DEBRA CALDWELL, ANZIB LEGAL
address: LEVEL 12, 530 COLLINS STREET, MELBOURNE postcode 3000
telephone: (03) 9273 2423
facsimile: (03) 9629 2536
DX number suburb/city

Australian Securities Commission
notification of

Holding or Ceasing to Hold Proper Authority

form 708
Corporations Law
paragraphs 811(4)(b) & 811(7)

This form may be used to notify a number of holdings OR ceasings but not both.

Documents to be lodged with this Notice when persons commence to hold proper authority.

Subsection 811(4)(a) of the Law requires a copy of the proper authority relating to each holder to be lodged with this Notice.

Details of licence

type of licence ☒ dealers ☐ investment advisers

licence number 86807

Does the register contain more than 100 proper authority holders ☒ yes ☐ no

Details of the licensee (register keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ABN 11 005 357 522

Principal place at which business of licensee is being carried on.

office of
office, floor, building name Level 10
street number & name 530 Collins Street
suburb/city Melbourne state VIC postcode 3000

Details of Representatives

☐ commenced to hold proper authority ☑ ceased to hold proper authority ☐ re-issue of proper authority due to a licence variation

Names of Representatives
Name (family and given names) ✓NAOUMIS, George
address 79 Permanent Avenue
suburb/city Earlwood state NSW postcode 2206
date of birth (d/m/y) 02/03/1972 Place of birth Australia
date commenced (d/m/y) 26/06/2000
date ceased (d/m/y) 07/01/2002
Is the address where business is carried on the same as the address for the licensee?
Yes ☐ No ☒ if no, state full address below
office of
office, floor, building name Level 2
street number & name 20 Martin Place
suburb/city Sydney state NSW postcode 2000

Names of Representatives
Name (family and given names) ✓ CHRISTENSEN, Mark Erik
address 10/8 Fielding Street
suburb/city Collaroy state NSW postcode 2097
date of birth (d/m/y) 22/08/1969 Place of birth Sydney
date commenced (d/m/y) 01/10/1998
date ceased (d/m/y) 07/01/2002
Is the address where business is carried on the same as the address for the licensee?
Yes ☐ No ☒ if no, state full address below

office of			
office, floor, building name	Level 2		
stsreet number & name	20 Martin Place		
suburb/city	Sydney	state NSW	postcode 2000

Names of Representatives			
Name (family and given names)	✓McCARTNEY, John Phillip		
address	Unit 2, 3/5 Murray Street		
suburb/city	Bronte	state NSW	postcode 2024
date of birth (d/m/y)	07/11/1971	Place of birth Birmingham, UK	
date commenced (d/m/y)	01/10/1998		
date ceased (d/m/y)	07/01/2002		

Is the address where business is carried on the same as the address for the licensee?

Yes ☐ No ☒ if no, state full address below

office of			
office, floor, building name	Level 2		
stsreet number & name	20 Martin Place		
suburb/city	Sydney	state NSW	postcode 2000

Names of Representatives			
Name (family and given names)	✓MILLER, James Thomas Gerard		
address	9/70 Upper Pitt Street		
suburb/city	Kirribilli	state NSW	postcode 2061
date of birth (d/m/y)	04/02/1963	Place of birth Mt Lawley, WA	
date commenced (d/m/y)	01/10/1998		
date ceased (d/m/y)	07/01/2002		

Is the address where business is carried on the same as the address for the licensee?

Yes ☐ No ☒ if no, state full address below

office of			
office, floor, building name	Level 2		
stsreet number & name	20 Martin Place		
suburb/city	Sydney	state NSW	postcode 2000

Names of Representatives			
Name (family and given names)	✓HARPER, Sandra Rachel		
address	7/24 The Boulevarde		
suburb/city	Cammeray	state NSW	postcode 2062
date of birth (d/m/y)	04/08/1968	Place of birth Melbourne, VIC	
date commenced (d/m/y)	08/09/1999		
date ceased (d/m/y)	07/01/2002		

Is the address where business is carried on the same as the address for the licensee?

Yes ☐ No ☒ if no, state full address below

office of			
office, floor, building name	Level 2		
stsreet number & name	20 Martin Place		
suburb/city	Sydney	state NSW	postcode 2000

Names of Representatives			
Name (family and given names)	✓PLANT, Gilles		
address	6 Penny Lane		
suburb/city	South Yarra	state VIC	postcode 3141
date of birth (d/m/y)	08/08/1963	Place of birth France	
date commenced (d/m/y)	01/10/1998		
date ceased (d/m/y)	07/01/2002		

Is the address where business is carried on the same as the address for the licensee?

Yes ☐ No ☒ if no, state full address below

office of			
office, floor, building name	Level 14		
stsreet number & name	530 Collins Street		
suburb/city	Melbourne	state VIC	postcode 3000

Names of Representatives

Name (family and given names)	✓REEDYK, John
address	61 Sweeney's Lane
suburb/city	Eltham — state VIC — postcode 3095
date of birth (d/m/y)	07/08/1955 — Place of birth The Netherlands
date commenced (d/m/y)	01/10/1998
date ceased (d/m/y)	07/01/2002

Is the address where business is carried on the same as the address for the licensee?
Yes ☐ No ☒ if no, state full address below

office of

office, floor, building name	Level 14
stsreet number & name	530 Collins Street
suburb/city	Melbourne — state VIC — postcode 3000

Names of Representatives

Name (family and given names)	✓HEAD, Michael Ross
address	36/48 Upper Pitt Street
suburb/city	Kirribilli — state NSW — postcode 2061
date of birth (d/m/y)	28/03/1972 — Place of birth Whangerei, NZ
date commenced (d/m/y)	01/10/1998
date ceased (d/m/y)	07/01/2002

Is the address where business is carried on the same as the address for the licensee?
Yes ☐ No ☒ if no, state full address below

office of

office, floor, building name	Level 2
stsreet number & name	20 Martin Place
suburb/city	Sydney — state NSW — postcode 2000

Names of Representatives

Name (family and given names)	✓BURLEY, Richard Louis
address	113 Arthur Street
suburb/city	Eltham — state VIC — postcode 3095
date of birth (d/m/y)	15/05/1973 — Place of birth Melbourne, VIC
date commenced (d/m/y)	23/03/1998
date ceased (d/m/y)	07/01/2002

Is the address where business is carried on the same as the address for the licensee?
Yes ☐ No ☒ if no, state full address below

office of

office, floor, building name	Level 10
stsreet number & name	530 Collins Street
suburb/city	Melbourne — state VIC — postcode 3000

Names of Representatives

Name (family and given names)	✓CROCKER, Bryce Andrew
address	14/1 The Esplanade
suburb/city	St Kilda — state VIC — postcode 3182
date of birth (d/m/y)	17/03/1975 — Place of birth Bendigo, VIC
date commenced (d/m/y)	17/01/2001
date ceased (d/m/y)	07/01/2002

Is the address where business is carried on the same as the address for the licensee?
Yes ☐ No ☒ if no, state full address below

office of

office, floor, building name	Level 16
stsreet number & name	530 Collins Street
suburb/city	Melbourne — state VIC — postcode 3000

Names of Representatives

Name (family and given names)
address
suburb/city — state NSW — postcode 2061
date of birth (d/m/y) — Place of birth
date commenced (d/m/y)
date ceased (d/m/y) 07/01/2002
Is the address where business is carried on the same as the address for the licensee?
Yes ☐ No ☒ if no, state full address below
office of
office, floor, building name Level 2
stsreet number & name 20 Martin Place
suburb/city Sydney — state NSW — postcode 2000

Names of Representatives
Name (family and given names) ✓McGRANE, Amelia Bronwyn
address "Donny Brook", 46 Wyong Road
suburb/city Mosman — state NSW — postcode 2088
date of birth (d/m/y) 18/02/1974 — Place of birth Sydney, NSW
date commenced (d/m/y) 22/06/1998
date ceased (d/m/y) 07/01/2002
Is the address where business is carried on the same as the address for the licensee?
Yes ☐ No ☒ if no, state full address below
office of
office, floor, building name Level 15
stsreet number & name 20 Martin Place
suburb/city Sydney — state NSW — postcode 2000

Names of Representatives
Name (family and given names) ✓PETERS, Robert Wayne
address 13 Barnes Avenue
suburb/city Burwood — state VIC — postcode 3125
date of birth (d/m/y) 07/08/1950 — Place of birth New York, USA
date commenced (d/m/y) 18/02/2000
date ceased (d/m/y) 07/01/2002
Is the address where business is carried on the same as the address for the licensee?
Yes ☐ No ☒ if no, state full address below
office of
office, floor, building name Level 16
stsreet number & name 530 Collins Street
suburb/city Melbourne — state VIC — postcode 3000

Names of Representatives
Name (family and given names) ✓STOILKOVSKI, Tony
address 35 Amess Street
suburb/city North Carlton — state VIC — postcode 3054
date of birth (d/m/y) 24/08/1970 — Place of birth Melbourne, VIC
date commenced (d/m/y) 01/10/1998
date ceased (d/m/y) 07/01/2002
Is the address where business is carried on the same as the address for the licensee?
Yes ☐ No ☒ if no, state full address below
office of
office, floor, building name Level 14
stsreet number & name 530 Collins Streeet
suburb/city Melbourne — state VIC — postcode 3000

Names of Representatives
Name (family and given names) ✓THOMPSON, Anthony David
address 6 Rasmussen Drive

suburb/city	Templestowe	state VIC	postcode 31062061
date of birth (d/m/y)	28/06/1954	Place of birth London, UK	
date commenced (d/m/y)	01/10/1998		
date ceased (d/m/y)	07/01/2002		

Is the address where business is carried on the same as the address for the licensee?

Yes ☐ No ☒ if no, state full address below

office of			
office, floor, building name	Level 14		
stsreet number & name	530 Collins Street		
suburb/city	Melbourne	state VIC	postcode 3000

Names of Representatives

Name (family and given names)	✓WAKELINNG, Geoffrey John		
address	3/51 Walker Street		
suburb/city	Doncaster	state VIC	postcode 3108
date of birth (d/m/y)	05/08/1963	Place of birth Melbourne, VIC	
date commenced (d/m/y)	01/10/1998		
date ceased (d/m/y)	07/01/2002		

Is the address where business is carried on the same as the address for the licensee?

Yes ☐ No ☒ if no, state full address below

office of			
office, floor, building name	Level 14		
stsreet number & name	530 Collins Street		
suburb/city	Melbourne	state VIC	postcode 3000

Annexures

(If insufficient space on form) Further details are enclosed in the annexure marked ( ) of ( ) pages.

Signature

This form must be signed by the licensee, or if the licensee is a body corporate, by its director or secretary.

print name Karen Phillips capacity Secretary

print name of body corporate Australia and New Zealand Banking Group Limited

sign here [signature] date 7 / 1 / 02

Posted 7/1/02

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone
fax
DX
city

BV 016 3315

Ass ☐ Req-A ☐
Cash ☐ Req-P ☐
Proc ☐

Australian Securities and Investments Commission form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 81(7)

Details of the licence

type of licence ☒ dealer ☐ investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? ☒ yes ☐ No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

☒ commenced to hold proper authority
☐ *ceased to hold proper authority*
☐ re-issue of proper authority due to a licence variation

reps name WILCZEWSKI, KARINA LINDA
address 6 HYMUS STREET
PALM BEACH, WA, 6166

date of birth 02/04/1978 place of birth NEWMAN, WA
date commenced 07/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 77 ST. GEORGES TERRACE
PERTH, WA, 6000

Details of representatives (continued)

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name BANAEI, LEYLA
address 27A FORBES STREET
HORNSBY, NSW, 2077

date of birth 11/04/1976 place of birth TEHRAN, IRAN
date commenced 07/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 19 HUNTER STREET
HORNSBY, NSW, 2077

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name DUNNING, AMANDA LOUISE
address 13 HATTERAS COURT
PATTERSON LAKES, VIC, 3197

date of birth 11/07/1951 place of birth MELBOURNE, VIC
date commenced 07/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address LEVEL 1
13 CHESTERVILLE ROAD,
CHELTENHAM, VIC, 3192

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name GRAY, DEAN RAYMOND
address RMB 7008
TRARALGON, VIC, 3844

date of birth 23/08/1973 place of birth TRARALGON, VIC
date commenced 07/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 38 FRANKLIN STREET
TRARALGON, VIC, 3844

Details of representatives (continued)

- [x] commenced to hold proper authority
- [ ] ceased to hold proper authority
- [ ] re-issue of proper authority due to a licence variation

reps name RIDSDALE, JONATHAN LESLIE
address 55 QUEEN STREET
WARRAGUL, VIC, 3820

date of birth 12/04/1976 place of birth WARRAGUL, VIC
date commenced 07/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 21-23 PALMERSTON STREET
WARRAGUL, VIC, 3820

- [x] *commenced to hold proper authority*
- [ ] ceased to hold proper authority
- [ ] re-issue of proper authority due to a licence variation

reps name FAEHSE, LESLEY ANN
address 15 NARROWS ROAD
THE NARROWS, NT, 0820

date of birth 22/07/1950 place of birth ADELAIDE, SA
date commenced 07/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address CNR SMITH & PEEL STREETS
DARWIN, NT, 0800

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 07/01/2002

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass ☐ Req-A ☐
Cash ☐ Req-P ☐
Proc ☐

Australian Securities and Investments Commission

form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 81(7)

Details of the licence

type of licence ☒ dealer ☐ investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? ☒ yes ☐ No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name WARD, ROGER FRANCIS
address 8/61 PARKVIEW ROAD
CHISWICK, NSW, 2046

date of birth 17/05/1966 place of birth SYDNEY, NSW
date commenced 11/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 1/410 OXFORD STREET
BONDI JUNCTION, NSW, 2022

Details of representatives (continued)

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name SEVASTOS, HELEN
address 12/14 THE ESPLANADE
CRONULLA, NSW, 2230

date of birth 07/11/1975 place of birth SYDNEY, NSW
date commenced 11/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 6 CROSS STREET
HURSTVILLE, NSW, 2220

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 11/01/2002

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass ☐ Req-A ☐
Cash ☐ Req-P ☐
Proc ☐

Australian Securities and Investments Commission form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 81(7)

Details of the licence

type of licence ☒ dealer ☐ investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? ☒ yes ☐ No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

☐ commenced to hold proper authority
☒ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name BAWDEN, MICHAEL JOHN
address 76 STRICKLAND STREET
EPSOM, VIC, 3551

date of birth 18/05/1951 place of birth COHUNA, VIC
date commenced 15/05/1995
date ceased 04/01/2002

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 91 MITCHELL STREET
BENDIGO, VIC, 3550

Details of representatives (continued)

☐ commenced to hold proper authority
☒ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name DEL DUCA, ANTONIO
address 4 DOUGLAS PLACE
PAYNEHAM, SA, 5070

date of birth 25/03/1965 place of birth ADELAIDE, SA
date commenced 05/04/2000
date ceased 14/12/2001

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 13 GRENFELL STREET
ADELAIDE, SA, 5000

☐ commenced to hold proper authority
☒ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name GUY, DAVID LAWRENCE
address 46 DALTON AVENUE
WODONGA, VIC, 3690

date of birth 06/11/1966 place of birth MELBOURNE, VIC
date commenced 20/01/2000
date ceased 10/01/2002

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 579 DEAN STREET
ALBURY, NSW, 2640

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 18/01/2002

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass	Req-A
Cash	Req-P
Proc	

Australian Securities and Investments Commission form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 81(7)

Details of the licence

type of licence ☒ dealer ☐ investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? ☒ yes ☐ No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name COOK, LIANA JOYCE
address 18/165 MAIN STREET
KANGAROO POINT, QLD, 4169

date of birth 22/07/1978 place of birth DORSET, UNITED KINGDOM
date commenced 18/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 128 BUNDALL ROAD
BUNDALL, QLD, 4217

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 18/01/2002

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass ☐ Req-A ☐
Cash ☐ Req-P ☐
Proc ☐

Australian Securities and Investments Commission form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 81(7)

Details of the licence

type of licence ☒ dealer ☐ investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? ☒ yes ☐ No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name FEATHERBY, JASON PAUL
address 51 EDGECUMBE STREET
COMO, WA, 6152

date of birth 24/04/1975 place of birth VICTORIA, VIC
date commenced 22/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 43 THE CRESCENT
MIDLAND, WA, 6056

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY
sign here [signature] date 22/01/2002

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass ☐ Req-A ☐
Cash ☐ Req-P ☐
Proc ☐

Australian Securities and Investments Commission form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 81(7)

Details of the licence

type of licence ☒ dealer ☐ *investment advisers*
licence number 86807

Does the register contain more than 100 proper authority holders ? ☒ yes ☐ No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

☐ commenced to hold proper authority
☒ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name WALLACE, RALPH NORMAN
address 29 BURDEKIN STREET
CHARTERS TOWERS, QLD, 4820

date of birth 08/03/1962 place of birth CHARTERS TOWERS, QLD
date commenced 24/09/1999
date ceased 25/01/2002

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address PO BOX 62, GILL STREET
CHARTERS TOWERS, QLD, 4820

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 25/01/2002

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone
fax
DX
city

Ass
Cash
Proc
Req-A
Req-P

Australian Securities and Investments Commission

form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 81(7)

Details of the licence

type of licence ☒ dealer ☐ investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? ☒ yes ☐ No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name KRATZ, DION
address 24 BLOOM STREET
FRANKSTON, VIC, 3199

date of birth 07/10/1975 place of birth MELBOURNE, VIC
date commenced 25/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 155 LONDSDALE STREET
DANDENONG, VIC, 3175

Details of representatives (continued)

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name PITTMAN, SARAH
address 59 GROVER AVENUE
CROMER, NSW, 2099

date of birth 14/03/1968 place of birth ENGLAND, ENGLAND
date commenced 25/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 116 MILLER STREET
NORTH SYDNEY, NSW, 2060

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name PAVEY, JANETTE MARGARET
address 8 CAMBRONNE PARADE
ELERMORE VALE, NSW, 2287

date of birth 05/04/1956 place of birth NEWCASTLE, NSW
date commenced 25/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 554A PACIFIC HIGHWAY
BELMONT, NSW, 2280

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name KNIGHTS, JUANITA KYLIE
address 102 RAGLAN STREET
PORT MELBOURNE, VIC, 3205

date of birth 10/09/1972 place of birth ST ARNAUD, VIC
date commenced 25/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address LEVEL 3
388 COLLINS STREET,
MELBOURNE, VIC, 3000

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 25/01/2002

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass Cash Proc Req-A Req-P

Australian Securities and Investments Commission form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 81(7)

Details of the licence

type of licence ☒ dealer ☐ investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? ☒ yes ☐ No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

☐ commenced to hold proper authority
☒ ceased to hold proper authority
☐ *re-issue of proper authority due to a licence variation*

reps name ENRIQUEZ, JUDE
address 2 MULLAN STREET
MOUNT ISA, QLD, 4825

date of birth 14/02/1964 place of birth CEBU CITY, PHILIPPINES
date commenced 08/10/1999
date ceased 25/01/2002

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 16 MILES STREET
MOUNT ISA, QLD, 4825

Details of representatives (continued)

☐ commenced to hold proper authority
☒ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name MACPHERSON, PENELOPE
address 38 GENTILLI WAY
COMO, WA, 6152

date of birth 13/03/1975 place of birth SUBIACO, WA
date commenced 08/10/2001
date ceased 18/01/2002

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 77 ST. GEORGES TERRACE
PERTH, WA, 6000

☐ commenced to hold proper authority
☒ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name FINK, ALASTAIR DIETER
address 11 ARDGAY PLACE
DUNCRAIG, WA, 6023

date of birth 24/03/1976 place of birth PORT ELIZABETH, SOUTH AFRICA
date commenced 06/08/1999
date ceased 18/01/2002

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 786 ALBANY HIGHWAY
EAST VICTORIA PARK, WA, 6101

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 30/01/2002

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass ☐ Req-A ☐
Cash ☐ Req-P ☐
Proc ☐

Australian Securities and Investments Commission form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 81(7)

Details of the licence

type of licence ☒ dealer ☐ investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? ☒ yes ☐ No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name SMITH, MICHELLE RAE
address 19 SHOWJUMP CRESCENT
ENDEAVOUR HILLS, VIC, 3802

date of birth 02/06/1967 place of birth MELBOURNE, VIC
date commenced 30/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 533 BLACKBURN ROAD
MOUNT WAVERLEY, VIC, 3149

Details of representatives (continued)

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name TERRAZZOLO, KATHY
address 22 SAMPSON CRESCENT
QUAKERS HILL, NSW, 2763

date of birth 09/04/1969 place of birth CROATIA, CROATIA
date commenced 30/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 65 MAIN STREET
BLACKTOWN, NSW, 2148

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name MCGEE, MARY PATRICIA
address 2 ARCADIA AVENUE
THE BASIN, VIC, 3154

date of birth 11/11/1956 place of birth GLASGOW, SCOTLAND
date commenced 30/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 43 HAMILTON PLACE
MOUNT WAVERLEY, VIC, 3149

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name RUDD, VERONICA JANE
address 15 KYNONE ROAD
BEROWA, NSW, 2081

date of birth 09/12/1945 place of birth LONDON, UNITED KINGDOM
date commenced 30/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 3 HILLCREST ROAD
PENNANT HILLS, NSW, 2120

Details of representatives (continued)

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name PITTORINO, REBECCA
address 6 WILLARD COURT
LALOR, VIC, 3075

date of birth 13/07/1977 place of birth MELBOURNE, VIC
date commenced 30/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 280 LYGON STREET
CARLTON, VIC, 3053

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name BLUNDEN, SCOTT
address 9A YORK STREET
BRIGHTON, VIC, 3186

date of birth 05/03/1972 place of birth HILLSTON, NSW
date commenced 30/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 420 ST KILDA ROAD
MELBOURNE, VIC, 3004

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name STEPHEN, RACHEL LEANNE
address 47 BAMBIL ROAD
BEROWA, NSW, 2081

date of birth 18/03/1974 place of birth PADDINGTON, NSW
date commenced 30/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address SHOP 6-7 CHERRYBROOK VILLAGE
SHEPHERDS DRIVE,
CHERRYBROOK, NSW, 2126

Details of representatives (continued)

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name TAYLOR, JOANNE
address 67A CAMBEWARRA AVENUE
CASTLE HILL, NSW, 2154

date of birth 17/04/1958 place of birth ALBURY, NSW
date commenced 30/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 287 OLD NORTHERN ROAD
CASTLE HILL, NSW, 2154

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name KELLY, MARGARET EILEEN
address 7 BAUME CRESCENT
MCKELLAR, ACT, 2617

date of birth 09/10/1956 place of birth WEST BRAYTON, UNITED KINGDOM
date commenced 30/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 33 BOUGAINVILLE STREET
MANUKA, ACT, 2603

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name FURMANCZYK, ARISTI
address 8 GOWRIE STREET
SUNBURY, VIC, 3429

date of birth 14/08/1971 place of birth MELBOURNE, VIC
date commenced 30/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 287 COLLINS STREET
MELBOURNE, VIC, 3000

Details of representatives (continued)

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name KEMP, DENISE JOY
address 12/22 NAMATJIRA DRIVE
WESTON, ACT, 2611

date of birth 22/05/1947 place of birth SYDNEY, VIC
date commenced 30/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 17 LONDON CIRCUIT
CANBERRA, ACT, 2601

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name ARONSON, TAMMY
address 1/17 FISHER STREET
MALVERN EAST, VIC, 3145

date of birth 06/10/1976 place of birth MELBOURNE, VIC
date commenced 30/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address PARKMORE SHOPPING CENTRE
CHELTENHAM ROAD,
KEYSBOROUGH, VIC, 3173

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name PRATT, SHARYN
address 1/8 SUTHERLAND ROAD
ARMADALE, VIC, 3143

date of birth 23/04/1973 place of birth FAIRFIELD, NSW
date commenced 30/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 3/388 COLLINS STREET
MELBOURNE, VIC, 3000

Details of representatives (continued)

☒ *commenced to hold proper authority*
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name ROSS, JEANNE LOUISE
address 1 BRENTNALL PLACE
FADDEN, ACT, 2904

date of birth 28/11/1959 place of birth WERRIBEE, VIC
date commenced 30/01/2002
date ceased —

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 17 LONDON CIRCUIT
CANBERRA, ACT, 2601

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 30/01/2002

agent no 7159
agent COMPANY SECRETARY'S OFFICE FOR ANZ BANK
address LEVEL 6
100 QUEEN STREET
MELBOURNE, VIC, 3000
phone fax
DX city

Ass Cash Proc | Req-A Req-P

Australian Securities and Investments Commission form 708

Notification of
holding or ceasing to hold proper authority

Corporations Act 2001
811(4)(b) & 81(7)

Details of the licence

type of licence ☒ dealer ☐ investment advisers
licence number 86807

Does the register contain more than 100 proper authority holders ? ☒ yes ☐ No

Details of licensee (Register Keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ACN or ARBN 005 357 522
principal place at which business is being carried on
address 100 QUEEN STREET
MELBOURNE, VIC, 3000

Details of representatives

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name SMITH, MICHELLE RAE
address 19 SHOWJUMP CRESCENT
ENDEAVOUR HILLS, VIC, 3802

date of birth 02/06/1967 place of birth MELBOURNE, VIC
date commenced 30/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 533 BLACKBURN ROAD
MOUNT WAVERLEY, VIC, 3149

Details of representatives (continued)

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name TERRAZZOLO, KATHY
address 22 SAMPSON CRESCENT
QUAKERS HILL, NSW, 2763

date of birth 09/04/1969 place of birth CROATIA, CROATIA
date commenced 30/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 65 MAIN STREET
BLACKTOWN, NSW, 2148

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name MCGEE, MARY PATRICIA
address 2 ARCADIA AVENUE
THE BASIN, VIC, 3154

date of birth 11/11/1956 place of birth GLASGOW, SCOTLAND
date commenced 30/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 43 HAMILTON PLACE
MOUNT WAVERLEY, VIC, 3149

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name RUDD, VERONICA JANE
address 15 KYNONE ROAD
BEROWA, NSW, 2081

date of birth 09/12/1945 place of birth LONDON, UNITED KINGDOM
date commenced 30/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 3 HILLCREST ROAD
PENNANT HILLS, NSW, 2120

Details of representatives (continued)

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name PITTORINO, REBECCA
address 6 WILLARD COURT
LALOR, VIC, 3075

date of birth 13/07/1977 place of birth MELBOURNE, VIC
date commenced 30/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 280 LYGON STREET
CARLTON, VIC, 3053

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name BLUNDEN, SCOTT
address 9A YORK STREET
BRIGHTON, VIC, 3186

date of birth 05/03/1972 place of birth HILLSTON, NSW
date commenced 30/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 420 ST KILDA ROAD
MELBOURNE, VIC, 3004

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name STEPHEN, RACHEL LEANNE
address 47 BAMBIL ROAD
BEROWA, NSW, 2081

date of birth 18/03/1974 place of birth PADDINGTON, NSW
date commenced 30/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address SHOP 6-7 CHERRYBROOK VILLAGE
SHEPHERDS DRIVE,
CHERRYBROOK, NSW, 2126

Details of representatives (continued)

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name TAYLOR, JOANNE
address 67A CAMBEWARRA AVENUE
CASTLE HILL, NSW, 2154

date of birth 17/04/1958 place of birth ALBURY, NSW
date commenced 30/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 287 OLD NORTHERN ROAD
CASTLE HILL, NSW, 2154

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name KELLY, MARGARET EILEEN
address 7 BAUME CRESCENT
MCKELLAR, ACT, 2617

date of birth 09/10/1956 place of birth WEST BRAYTON, UNITED KINGDOM
date commenced 30/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 33 BOUGAINVILLE STREET
MANUKA, ACT, 2603

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name FURMANCZYK, ARISTI
address 8 GOWRIE STREET
SUNBURY, VIC, 3429

date of birth 14/08/1971 place of birth MELBOURNE, VIC
date commenced 30/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 287 COLLINS STREET
MELBOURNE, VIC, 3000

Details of representatives (continued)

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name KEMP, DENISE JOY
address 12/22 NAMATJIRA DRIVE
WESTON, ACT, 2611

date of birth 22/05/1947 place of birth SYDNEY, VIC
date commenced 30/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 17 LONDON CIRCUIT
CANBERRA, ACT, 2601

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name ARONSON, TAMMY
address 1/17 FISHER STREET
MALVERN EAST, VIC, 3145

date of birth 06/10/1976 place of birth MELBOURNE, VIC
date commenced 30/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address PARKMORE SHOPPING CENTRE
CHELTENHAM ROAD,
KEYSBOROUGH, VIC, 3173

☒ commenced to hold proper authority
☐ ceased to hold proper authority
☐ re-issue of proper authority due to a licence variation

reps name PRATT, SHARYN
address 1/8 SUTHERLAND ROAD
ARMADALE, VIC, 3143

date of birth 23/04/1973 place of birth FAIRFIELD, NSW
date commenced 30/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 3/388 COLLINS STREET
MELBOURNE, VIC, 3000

Details of representatives (continued)

- ☒ commenced to hold proper authority
- ☐ ceased to hold proper authority
- ☐ re-issue of proper authority due to a licence variation

reps name ROSS, JEANNE LOUISE
address 1 BRENTNALL PLACE
FADDEN, ACT, 2904

date of birth 28/11/1959 place of birth WERRIBEE, VIC
date commenced 30/01/2002
date ceased

Is the address where business is carried on the same as the address for the licensee ?
☐ yes ☒ no if no, state full address below

address 17 LONDON CIRCUIT
CANBERRA, ACT, 2601

Signature

print name PHILLIPS, KAREN KA-LENG capacity SECRETARY

sign here [signature] date 30/01/2002

Michelle

ASC registered agent number:
lodging party or agent name: DEBRA CALDWELL, ANZIB LEGAL
address: LEVEL 12, 530 COLLINS STREET, MELBOURNE postcode 3000
telephone: (03) 9273 2423
facsimile: (03) 9629 2536
DX number suburb/city

Australian Securities Commission
notification of

Holding or Ceasing to Hold Proper Authority

form **708**
Corporations Law
paragraphs 811(4)(b) & 811(7)

This form may be used to notify a number of holdings OR ceasings but not both.

Documents to be lodged with this Notice when persons commence to hold proper authority.

Subsection 811(4)(a) of the Law requires a copy of the proper authority relating to each holder to be lodged with this Notice.

Details of licence

type of licence ☒ dealers ☐ investment advisers
licence number **86807**
Does the register contain more than 100 proper authority holders ☒ yes ☐ no

Details of the licensee (register keeper)

name AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED
ABN 11 005 357 522

Principal place at which business of licensee is being carried on.

office of
office, floor, building name Level 10
street number & name 530 Collins Street
suburb/city Melbourne state VIC postcode 3000

Details of Representatives

☑ commenced to hold proper authority ☐ ceased to hold proper authority ☐ re-issue of proper authority due to a licence variation

Names of Representatives
Name (family and given names) BECERRA, Carlos Antonio
address 18 Murdoch Street
suburb/city Camberwell state VIC postcode 3124
date of birth (d/m/y) 19/11/1966 Place of birth Montevideo
date commenced (d/m/y) 21/12/2001
date ceased (d/m/y)

Is the address where business is carried on the same as the address for the licensee?
Yes ☐ No ☒ if no, state full address below

office of
office, floor, building name Level 17
stsreet number & name 530 Collins Street
suburb/city Melbourne state VIC postcode 3000
date ceased (d/m/y) 07/01/2002

Signature

This form must be signed by the licensee, or if the licensee is a body corporate, by its director or secretary.

print name **Karen Phillips** capacity **Secretary**
print name of body corporate **Australia and New Zealand Banking Group Limited**

sign here K Phillips date 31 / 1 / 02

::ODMA\DME-MSE\AIB-533174

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

By

....

PETER JOHN MATHEWS
Secretary
Australia and New Zealand Banking Group Limited
8 February 2002